Registration No. 333-104068

Rule 424(b)(3)

Supplement Dated December 17, 2004

to Prospectus Dated January 22, 2004

B. F. SAUL

REAL ESTATE INVESTMENT TRUST

ANNUAL REPORT

FOR YEAR ENDED

SEPTEMBER 30, 2004

FINANCIAL INFORMATION

Consolidated Balance Sheets

B. F. SAUL REAL ESTATE INVESTMENT TRUST

	September 30,
(In thousands)	2004	2003
ASSETS
Real Estate
Income-producing properties
Hotel	$264,020	$251,966
Office and industrial	184,454	180,385
Other	2,803	2,803

	451,277	435,154
Accumulated depreciation	(180,075)	(162,685)

	271,202	272,469
Land parcels	41,722	42,425
Real estate held for sale	2,090	2,536
Investment in Saul Holdings and Saul Centers	61,767	53,383
Cash and cash equivalents	31,842	18,979
Note receivable and accrued interest — related party	7,677	2,987
Other assets	41,869	36,506

Total real estate assets	458,169	429,285

Banking
Cash and due from banks	444,603	339,960
Interest-bearing deposits	97,945	74,667
Loans held for securitization and/or sale	1,965,476	1,378,831
Investment securities (market value of $70,905 and $46,531, respectively)	71,192	46,345
Mortgage-backed securities (market value of $415,503 and $490,764, respectively)	409,303	478,392
Loans receivable (net of allowance for losses of $37,750 and $58,397, respectively)	8,555,557	7,559,557
Federal Home Loan Bank stock	139,347	107,374
Real estate held for investment or sale (net of allowance for losses of $202 for both periods)	21,282	22,745
Property and equipment, net	492,907	490,731
Automobiles subject to lease, net	435,307	855,410
Goodwill and other intangible assets, net	24,035	24,329
Interest only strips receivable	287,840	139,781
Servicing assets, net	147,856	96,268
Other assets	178,197	165,050

Total banking assets	13,270,847	11,779,440

TOTAL ASSETS	$13,729,016	$12,208,725

LIABILITIES
Real Estate
Mortgage notes payable	$307,245	$318,265
Mortgage note payable real estate held for sale	4,071	4,172
Notes payable - secured	250,000	203,800
Notes payable - unsecured	56,428	55,349
Accrued dividends payable - preferred shares of beneficial interest	—	6,139
Other liabilities and accrued expenses	22,109	28,680
Deferred tax liability, net	36,448	36,451

Total real estate liabilities	676,301	652,856

Banking
Deposit accounts	8,855,118	8,100,505
Securities sold under repurchase agreements and other short-term borrowings	206,579	168,314
Federal Home Loan Bank advances	2,736,938	1,987,469
Custodial accounts	117,714	173,842
Amounts due to banks	65,177	69,081
Other liabilities	243,641	290,214
Capital notes - subordinated	175,000	250,000

Total banking liabilities	12,400,167	11,039,425

Commitments and contingencies
Minority interest held by affiliates	114,933	98,062
Minority interest — other	296,013	249,698

TOTAL LIABILITIES	13,487,414	12,040,041

SHAREHOLDERS’ EQUITY
Preferred shares of beneficial interest, $10.50 cumulative, $1 par value, 90 million shares authorized, 516,000 shares issued and outstanding, liquidation value $51.6 million	516	516
Common shares of beneficial interest, $1 par value, 10 million shares authorized, 6,641,598 shares issued	6,642	6,642
Paid-in surplus	92,943	92,943
Retained earnings	185,342	112,424

	285,443	212,525
Less cost of 1,834,088 common shares of beneficial interest in treasury	(43,841)	(43,841)

TOTAL SHAREHOLDERS’ EQUITY	241,602	168,684

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$13,729,016	$12,208,725

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Operations

B. F. SAUL REAL ESTATE INVESTMENT TRUST

	For the Year Ended September 30,
(In thousands, except per share amounts)	2004	2003	2002
REAL ESTATE
Income
Hotels	$96,402	$85,107	$85,235
Office and industrial (including $5,205, $5,290 and $5,100 of rental income earned from banking segment, respectively)	38,225	39,121	38,923
Other	1,629	1,300	1,452

Total income	136,256	125,528	125,610

Expenses
Direct operating expenses:
Hotels	62,602	57,606	56,645
Office and industrial properties	11,805	11,484	11,593
Land parcels and other	1,341	1,183	1,140
Interest and amortization of debt expense	60,130	50,529	50,430
Depreciation	18,806	18,959	18,750
Advisory, management and leasing fees - related parties	13,048	12,301	12,313
General and administrative	2,443	2,823	2,279

Total expenses	170,175	154,885	153,150

Equity in earnings (losses) of unconsolidated entities:
Saul Holdings and Saul Centers	8,404	8,643	9,057
Other, including impairment	(616)	(1,395)	(246)
Impairment loss on investments	—	(998)	(188)
Gain on sales of property	2,769	9,079	—

REAL ESTATE OPERATING LOSS	$(23,362)	$(14,028)	$(18,917)

BANKING
Interest income
Loans	$411,640	$402,405	$454,297
Mortgage-backed securities	20,505	36,625	74,358
Other	9,126	12,521	12,744

Total interest income	441,271	451,551	541,399

Interest expense
Deposit accounts	58,251	80,122	143,912
Short-term borrowings	20,012	10,836	15,401
Long-term borrowings	84,759	114,521	113,873

Total interest expense	163,022	205,479	273,186

Net interest income	278,249	246,072	268,213
Provision for loan losses	14,522	(18,422)	(51,367)

Net interest income after provision for loan losses	292,771	227,650	216,846

Other income
Deposit servicing fees	129,107	122,473	113,640
Servicing and securitization income	211,947	138,213	96,827
Automobile rental income, net	157,034	235,360	242,646
Other	41,406	43,795	35,789

Total other income	539,494	539,841	488,902

Continued on following page.

Consolidated Statements of Operations (Continued)

B. F. SAUL REAL ESTATE INVESTMENT TRUST

	For the Year Ended September 30,
(In thousands, except per share amounts)	2004	2003	2002
BANKING (Continued)
Operating expenses
Salaries and employee benefits	$233,093	$212,697	$203,004
Servicing assets amortization and other loan expenses	53,542	50,923	54,196
Property and equipment (including $5,290, $5,100 and $3,983 of rental expense paid to real estate segment, respectively)	39,032	38,309	42,256
Marketing	12,171	9,516	7,497
Data processing	35,452	35,301	32,498
Depreciation and amortization	160,509	215,961	202,619
Other	67,251	58,594	60,096

Total operating expenses	601,050	621,301	602,166

BANKING OPERATING INCOME	$231,215	$146,190	$103,582

TOTAL COMPANY
Income from continuing operations before income taxes and minority interest	$207,853	$132,162	$84,665
Income tax provision	70,232	46,523	23,364

Income from continuing operations before minority interest	137,621	85,639	61,301
Minority interest held by affiliates	(23,070)	(13,926)	(9,671)
Minority interest — other	(37,195)	(26,160)	(25,313)

INCOME FROM CONTINUING OPERATIONS	77,356	45,553	26,317
Discontinued real estate operations:
Loss from operations of discontinued real estate asset
(including loss on disposal of $310, $—, $—, respectively)	(1,009)	(865)	(631)
Income tax benefit	(353)	(302)	(221)

LOSS ON DISCONTINUED REAL ESTATE OPERATIONS	(656)	(563)	(410)

Income before cumulative effect of change in accounting principle	76,700	44,990	25,907
Cumulative effect of change in accounting principle, net of tax	—	897	—

TOTAL COMPANY NET INCOME	$76,700	$45,887	$25,907
Dividends: Real Estate Trust’s preferred shares of beneficial interest	(5,418)	(5,418)	(5,418)

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$71,282	$40,469	$20,489

NET INCOME (LOSS) PER COMMON SHARE
Income from continuing operations	$14.96	$8.33	$4.32
Discontinued operations	(0.14)	(0.12)	(0.08)
Cumulative effect of change in accounting principle	—	0.19	—

NET INCOME PER COMMON SHARE (BASIC AND DILUTED)	$14.82	$8.40	$4.24

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Comprehensive Income and Changes in Shareholders’ Equity

B. F. SAUL REAL ESTATE INVESTMENT TRUST

	For the Year Ended September 30,
(Dollars in thousands)	2004	2003	2002
COMPREHENSIVE INCOME
Net income	$76,700	$45,887	$25,907
Other comprehensive income:
Cumulative effect of change in accounting principle	—	—	1,614
Net unrealized gain on cash flow hedges	—	—	1,147
Income tax related to other comprehensive income	—	—	(1,091)

Other comprehensive income, net of tax	—	—	1,670

TOTAL COMPREHENSIVE INCOME	$76,700	$45,887	$27,577

CHANGES IN SHAREHOLDERS’ EQUITY
PREFERRED SHARES OF BENEFICIAL INTEREST
Beginning and end of year (516,000 shares)	$516	$516	$516

COMMON SHARES OF BENEFICIAL INTEREST
Beginning and end of year (6,641,598 shares)	6,642	6,642	6,642

PAID-IN SURPLUS
Beginning and end of year	92,943	92,943	92,943

RETAINED EARNINGS
Beginning of year	112,424	68,438	46,543
Net income	76,700	45,887	25,907
Adjustments - Saul Holdings investment, net of taxes of $1,120, $1,894 and $757, respectively	2,080	3,517	1,406
Dividends:
Real Estate Trust preferred shares of beneficial interest	(5,418)	(5,418)	(5,418)
Real Estate Trust common shares of beneficial interest	(444)	—	—

End of year	185,342	112,424	68,438

ACCUMULATED OTHER COMPREHENSIVE INCOME
Beginning of year	—	—	(1,670)
Cumulative effect of change in accounting principle	—	—	977
Net unrealized gain (loss) on cash flow hedges	—	—	693

End of year	—	—	—

TREASURY SHARES
Beginning of year (1,834,088, 1,814,688 and 1,814,688 shares, respectively)	(43,841)	(41,848)	(41,848)
Purchases (19,400 shares)	—	(1,993)	—

End of year (1,834,088, 1,834,088 and 1,814,688 shares, respectively)	(43,841)	(43,841)	(41,848)

TOTAL SHAREHOLDERS’ EQUITY	$241,602	$168,684	$126,691

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

B. F. SAUL REAL ESTATE INVESTMENT TRUST

	For the Year Ended September 30,
(In thousands)	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Real Estate
Net loss	$(15,580)	$(9,815)	$(12,777)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	19,053	19,330	19,147
Amortization of debt expense	4,507	2,028	1,847
Equity in earnings of unconsolidated entities, net	(7,788)	(7,248)	(8,811)
Impairment losses on investments	—	998	188
Gain on sale of property	(2,769)	(9,079)	—
Loss on disposal of discontinued real estate asset	310	—	—
Deferred tax (benefit) provision	(1,123)	(657)	2,637
Increase in accounts receivable and accrued income	(10,766)	(3,346)	(12,150)
(Decrease) increase in accounts payable and accrued expenses	(6,023)	(3,465)	1,425
Dividends and tax sharing payments	33,611	27,460	21,667
Other	(1,725)	(2,435)	(2,245)

	11,707	13,771	10,928

Banking
Net income	92,280	55,702	38,684
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of premiums, discounts and net deferred loan fees	28,502	24,393	16,220
Deferred tax (benefit) provision	(49,481)	42,812	18,725
Depreciation and amortization	160,509	215,961	202,627
Provision for loan losses	(14,522)	18,422	51,367
Minority interest held by affiliates	23,070	13,926	9,671
Minority interest—other	18,193	9,750	9,750
Proceeds from sales of trading securities	668,458	2,297,793	1,196,001
Purchases and net fundings of loans held for securitization and/or sale	(6,686,606)	(6,438,614)	(4,556,397)
Proceeds from sales of loans held for securitization and/or sale	5,810,798	3,773,127	2,286,369
Increase in interest-only strips receivable	(148,059)	(50,475)	(26,328)
(Increase) decrease in servicing assets	(51,588)	(35,838)	1,996
Increase (decrease) in other assets	(20,938)	4,570	17,219
(Decrease) increase in custodial accounts	(56,128)	(34,963)	95,349
Increase (decrease) in other liabilities	10,267	(38,936)	5,412
Other	(12,938)	(40,008)	(8,049)

	(228,183)	(182,378)	(641,384)

Net cash used in operating activities	(216,476)	(168,607)	(630,456)

CASH FLOWS FROM INVESTING ACTIVITIES

Real Estate
Capital expenditures - properties	(17,973)	(9,855)	(8,758)
Property sales	3,719	11,306	9,650
Note receivable and accrued interest — related party (Advances)/repayments, net	(4,690)	3,500	1,300
Equity investment in unconsolidated entities	3,220	4,213	3,508
Other investments	(800)	(1,864)	(3,271)
Other	—	—	(239)

	(16,524)	7,300	2,190

Banking
Proceeds from maturities of investment securities	10,000	—	45,000
Purchases of investment securities	(34,917)	—	(45,717)
Proceeds from redemption of Federal Home Loan Bank stock	287,599	152,625	84,559
Purchases of Federal Home Loan Bank stock	(319,573)	(171,350)	(60,177)
Net principal collected of loans	463,338	2,348,511	1,917,169
Purchases of loans receivable	(1,951,074)	(3,309,953)	(1,207,628)
Principal collected on mortgage-backed securities	186,654	636,084	464,622
Purchases of mortgage-backed securities	(9,105)	—	(21,450)
Net repayments (purchases) of automobiles subject to lease	299,199	84,603	(162,386)
Net purchases of property and equipment	(64,197)	(32,175)	(55,839)
Net proceeds from sales of property and equipment	23,320	—	—
Net proceeds from sales of real estate	9,500	13,957	21,905
Disbursements for real estate held for investment or sale	(3,272)	(3,525)	(10,884)

	(1,102,528)	(281,223)	969,174

Net cash provided by (used in) investing activities	(1,119,052)	(273,923)	971,364

Continued on following page.

Consolidated Statements of Cash Flows (Continued)

B. F. SAUL REAL ESTATE INVESTMENT TRUST

	For the Year Ended September 30,
(In thousands)	2004	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES

Real Estate
Proceeds from mortgage financing	$—	$46,000	$14,562
Principal curtailments and repayments of mortgages	(9,923)	(48,600)	(18,261)
Net secured note financings (repayments)	46,200	2,050	(750)
Proceeds from sales of unsecured notes	6,877	5,539	7,601
Repayments of unsecured notes	(5,798)	(5,346)	(3,162)
Costs of obtaining financings	(7,676)	(1,705)	(1,005)
Purchase of treasury stock	—	(1,993)	—
Cash dividends paid on preferred stock	(11,556)	(12,000)	(12,000)
Cash dividends paid on common stock	(444)	—	—

	17,680	(16,055)	(13,015)

Banking
Proceeds from customer deposits and sales of certificates of deposit	53,155,374	45,309,516	48,432,739
Customer withdrawals of deposits and payments for maturing certificates of deposit	(52,400,761)	(44,646,596)	(48,557,624)
Net increase (decrease) in securities sold under repurchase agreements	16,062	(499,324)	394,303
Advances from the Federal Home Loan Bank	17,470,676	13,445,065	7,271,409
Repayments of advances from the Federal Home Loan Bank	(16,721,207)	(13,160,560)	(7,809,043)
Net increase (decrease) in other borrowings	22,203	8,154	(17,169)
Issuance of 6-7/8% subordinated debentures	171,938	—	—
Issuance of 8% Noncumulative Perpetual Preferred Stock, Series C	120,622	—	—
Redemption of 13% Noncumulative Perpetual Preferred Stock, Series A	(81,750)	—	—
Redemption of 9-1/4% Subordinated Debentures	(252,775)	—	—
Cash dividends paid on preferred stock	(10,750)	(9,750)	(9,750)
Cash dividends paid on common stock	(31,000)	(20,000)	(20,000)

	1,458,632	426,505	(315,135)

Net cash provided by (used in) financing activities	1,476,312	410,450	(328,150)

Net increase (decrease) in cash and cash equivalents	140,784	(32,080)	12,758
Cash and cash equivalents at beginning of year	433,606	465,686	452,928

Cash and cash equivalents at end of year	$574,390	$433,606	$465,686

Components of cash and cash equivalents at end of year as presented in the consolidated balance sheets:
Real Estate
Cash and cash equivalents	$31,842	$18,979	$13,963
Banking
Cash and due from banks	444,603	339,960	329,471
Interest-bearing deposits	97,945	74,667	122,252

Cash and cash equivalents at end of year	$574,390	$433,606	$465,686

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$227,757	$248,372	$320,582
Income taxes paid	107,689	17,415	19,226
Shares of Saul Centers, Inc. common stock	9,330	7,835	7,988
Cash received during the year from:
Dividends on shares of Saul Centers, Inc. common stock	6,023	5,521	4,969
Distributions from Saul Holdings Limited Partnership	6,527	6,527	6,527

Supplemental disclosures of noncash activities:
Rollovers of notes payable - unsecured	6,432	7,005	4,880
Loans made in connection with the sale of real estate	—	—	900
Loans receivable transferred to real estate acquired in settlement of loans	3,376	3,019	4,174
Loans receivable exchanged for mortgage-backed securities held-to-maturity	108,640	88,471	—

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – TRUST:

GENERAL

B.F. Saul Real Estate Investment Trust operates as a Maryland real estate investment trust. The principal business activities of B.F. Saul Real Estate Investment Trust and its consolidated subsidiaries (the “Trust” or “Total Company”) are the ownership of 80% of the outstanding common stock of Chevy Chase Bank, F.S.B., whose assets accounted for 97% of the Trust’s consolidated assets as of September 30, 2004, and the ownership and development of income-producing properties. The properties are located predominantly in the mid-Atlantic and Southeastern regions of the United States and consist principally of hotels, office projects, and undeveloped land parcels. Chevy Chase Bank, F.S.B. is a federally chartered and federally insured stock savings bank and, as such, is subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision (“OTS”) and by the Federal Deposit Insurance Corporation (“FDIC”). The bank is principally engaged in the business of attracting deposits from the public and using such deposits, together with borrowings and other funds, to make loans secured by real estate, primarily residential mortgage loans, and various types of consumer loans and leases and commercial loans. The bank’s principal deposit market is the Washington, DC metropolitan area.

“Real Estate Trust” or “Real Estate” refers to B.F. Saul Real Estate Investment Trust and its wholly owned subsidiaries. Chevy Chase Bank, F.S.B. and its subsidiaries are referred to in the consolidated financial statements and notes thereto as “Banking” or the “Bank” or the “Corporations”. The accounting and reporting practices of the Trust conform to accounting principles generally accepted in the United States and, as appropriate, predominant practices within the real estate and banking industries.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Real Estate Trust and its subsidiaries. Accordingly, the accompanying financial statements reflect the assets, liabilities, operating results, and cash flows for two business segments: Real Estate and Banking. Entities in which the Trust holds a non-controlling interest (generally 50% or less) are accounted for on the equity method. See Note 3. All significant inter-company transactions, except as disclosed elsewhere in the financial statements, including inter-company office rental agreements, have been eliminated in consolidation. Tax sharing and dividend payments between the Real Estate Trust and the Bank are presented gross in the Consolidated Statements of Cash Flows.

USE OF ESTIMATES

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the balance sheet and revenues and expenses for the reporting period. Actual results could differ from those estimates.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Trust recognizes an impairment loss.

Measurement of an impairment loss for long-lived assets and identifiable intangibles that the Trust expects to hold and use is based on the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of are generally reported at the lower of carrying amount or fair value less the cost to sell.

INCOME TAXES

The Trust files a consolidated federal income tax return which includes operations of all 80% or more owned subsidiaries. It voluntarily terminated its qualification as a real estate investment trust under the Internal Revenue Code during fiscal 1978.

The Trust uses an asset and liability approach in accounting for income taxes. Deferred income taxes are recorded using currently enacted tax laws and rates. To the extent that realization of deferred tax assets is more likely than not, no valuation allowance is recorded to reduce the carrying value of the asset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NET INCOME PER COMMON SHARE

Net income per common share is determined by dividing net income, after deducting preferred share dividend requirements, by the weighted average number of common shares outstanding during the year. For fiscal years 2004, 2003 and 2002 weighted average number of shares used in the calculation was 4,807,510, 4,819,628 and 4,826,910, respectively. The Trust has no common share equivalents.

RECLASSIFICATIONS

Certain reclassifications have been made to the consolidated financial statements for the years ended September 30, 2003 and 2002 to conform with the presentation used for the year ended September 30, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—REAL ESTATE TRUST:

CASH EQUIVALENTS

The Real Estate Trust considers all highly liquid, temporary investments with an original maturity of three months or less and money market accounts to be cash equivalents.

PROPERTIES

Income-producing properties are stated at the lower of depreciated cost (except those which were acquired through foreclosure or equivalent proceedings, the carrying amounts of which are based on the lower of cost or fair value at the time of acquisition) or net realizable value.

Interest, real estate taxes and other carrying costs are capitalized on projects under construction. Once construction is completed and the assets are placed in service, rental income, direct operating expenses, and depreciation associated with such properties are included in current operations. The Real Estate Trust considers a project to be substantially complete and held available for occupancy upon completion of tenant improvements, but no later than one year from the cessation of major construction activity. Substantially completed portions of a project are accounted for as separate projects. Expenditures for repairs and maintenance are charged to operations as incurred.

Depreciation is calculated using the straight-line method and estimated useful lives of 28 to 50 years for buildings and up to 20 years for certain other improvements. Tenant improvements are amortized over the lesser of their estimated useful lives or the lives of the related leases using the straight-line method.

INCOME RECOGNITION

The Real Estate Trust derives room and other revenues from the operations of its hotel properties. Hotel revenue is recognized as earned. The Real Estate Trust derives rental income under noncancelable long-term leases from tenants at its commercial properties. Commercial property rental income is recognized on a straight-line basis. Expense recoveries at the commercial properties represent a portion of property expenses billed to tenants, including real estate taxes and operating expense recoveries, many of which are subject to base year limits as defined in the applicable lease agreements. Expense recoveries are recognized in the period in which the related expenses are incurred.

ACCOUNTS RECEIVABLE AND ACCRUED INCOME

Accounts receivable of approximately $12.6 million and $9.6 million at September 30, 2004 and 2003, respectively, included in other assets in the financial statements, primarily represents amounts due from commercial property tenants in accordance with the terms of the respective leases and hotel property accounts based on contractual payment obligations. Receivables are reviewed monthly and reserves established with a charge to current period operations when, in the opinion of management, collection of the receivable is doubtful. Accounts receivable from commercial property tenants includes minimum rental income accrued on a straight-line basis to be paid by tenants over the remaining term of their respective leases.

INVESTMENT IN SAUL CENTERS, INC.

The Real Estate Trust accounts for its investments in Saul Holdings Limited Partnership and Saul Centers, Inc. on the equity method of accounting because the Trust does not have effective control of the respective entities.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Cash and Cash Equivalents and Notes Receivable – Related Party

The carrying amount approximates fair value because of the short-term maturity of these instruments.

Liabilities

The fair market value of notes payable—secured is approximately $250 million. The fair value of mortgage notes payable is based on management’s estimate of current market rates for its debt. At September 30, 2004, and 2003, the fair value of mortgage notes payable was $331.9 and $326.4 million, respectively. The fair value of notes payable—unsecured is based on the rates currently offered by the Real Estate Trust for similar notes. At September 30, 2004 and 2003, the fair value of notes payable—unsecured was $60.0 and $59.9 million.

ADOPTION OF NEW ACOUNTING STANDARDS

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB No. 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections.” SFAS No. 145, among other things, changes the financial reporting requirements for the gains or losses recognized from the extinguishment of debt. Under SFAS No. 4, all gains and losses from the extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. SFAS No. 145 eliminates SFAS No. 4 and as a result, the criteria in APB Opinion No. 30 now will be used to classify those gains and losses. The Real Estate Trust has no gains or losses from debt extinguishment that would require restatement. The Real Estate Trust does not expect the adoption of SFAS No. 145 to have a material impact on its financial condition or results of operations.

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Direct Guarantees of Indebtedness of Others.” FIN 45 outlines the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees. It states that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of its obligation. The Real Estate Trust has no liabilities that need to be recognized as a result of the adoption of FIN 45, and the Real Estate Trust does not expect the adoption of FIN 45 to have a material impact on its financial condition or results of operations.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 is an Interpretation of Accounting Research Bulletin No. 51 and addresses consolidation by business enterprises of variable interest entities (“VIEs”). FIN 46 is based on the theory that an enterprise controlling another entity through interests other than voting interests should consolidate the controlled entity. Business enterprises are required under the provisions of FIN 46 to identify VIEs, based on specified characteristics, and then determine whether they should be consolidated. An enterprise that holds a majority of the variable interests in another enterprise is considered the primary beneficiary of that enterprise and, therefore, should consolidate the VIE. The primary beneficiary of a VIE is also required to include various disclosures in interim and annual financial statements. Additionally, an enterprise that holds a significant variable interest in a VIE, but that is not the primary beneficiary, is also required to make certain disclosures. At September 30, 2004, the Real Estate Trust does not have any unconsolidated entities or VIEs and therefore the adoption of FIN 46 will not have an impact on its financial condition or results of operations.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – THE BANK:

Cash and Cash Equivalents:

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits, federal funds sold and securities purchased under agreements to resell.

Federal Reserve Board regulations require the Bank to maintain reserves in the form of cash or deposits in its account at the Federal Reserve Bank of Richmond. The Bank’s average reserve requirements, before credit for vault cash, were $70.5, $56.0 and $44.1 million during the years ended September 30, 2004, 2003 and 2002, respectively.

Loans Held for Securitization and/or Sale:

At September 30, 2004, loans held for securitization and sale were composed of single-family residential and home equity loans of $1,965.1 million and $394,000 respectively. At September 30, 2003, loans held for securitization and sale were composed entirely of single-family residential loans. These loans are originated or purchased for sale in the secondary market and are carried at the lower of aggregate cost or aggregate market value. Single-family residential loans held for sale will either be sold or will be exchanged for mortgage-backed securities and then sold.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Gains and losses on sales of loans held for sale are determined using the specific identification method.

The Bank periodically securitizes and sells certain pools of loan receivables in the public and private markets in transactions that are recorded as sales. Loans held for securitization and sale are reported at the lower of aggregate cost or aggregate market value for each asset type.

U.S. Government and Mortgage-Backed Securities:

The Bank classifies its U.S. Government and mortgage-backed securities as either “held-to-maturity,” “available-for-sale” or “trading” at the time such securities are acquired. U.S. Government and mortgage-backed securities classified as “held-to-maturity” are reported at amortized cost. U.S. Government and mortgage-backed securities classified as “available-for-sale” are reported at fair value, with unrealized gains and losses, net of the related tax effect, reported as a separate component of stockholders’ equity. U.S. Government and mortgage-backed securities classified as “trading” are reported at fair value, with unrealized gains and losses included in earnings. All U.S. Government securities and mortgage-backed securities are classified as held-to-maturity at September 30, 2004 and 2003. Premiums and discounts on U.S. Government securities and mortgage-backed securities are amortized or accreted using the level-yield method.

Trading Securities:

As part of its mortgage banking activities, the Bank exchanges loans held for sale for mortgage-backed securities and then sells the mortgage-backed securities, which are classified as trading securities, to third party investors in the month of issuance. Proceeds from sales of trading securities were $668.5, $2,297.8 and $1,196.0 million during the years ended September 30, 2004, 2003 and 2002, respectively. The Bank realized net gains of $7.6, $37.8 and $13.3 million on the sales of trading securities for the years ended September 30, 2004, 2003 and 2002, respectively. Gains and losses on sales of trading securities are determined using the specific identification method. There were no mortgage-backed securities classified as trading securities at September 30, 2004 and 2003.

The Bank sold its stock held in Concord EFS, Inc. during fiscal year 2003. The Bank recognized net losses of $47,000 and $2.1 million on this investment during the years ended September 30, 2003 and 2002, respectively.

Loan Origination and Commitment Fees:

Nonrefundable loan fees, such as origination and commitment fees, and incremental loan origination costs relating to loans originated or purchased are deferred. Net deferred fees (costs) related to loans held for investment are amortized over the life of the loan using the straight-line method for line of credit loans and the level-yield method for all other loan types. Net fees (costs) related to loans held for sale are deferred until such time as the loan is sold, at which time the net deferred fees (costs) become a component of the gain or loss on sale.

Impaired Loans:

A loan is considered impaired when, based on all current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the agreement, including all scheduled principal and interest payments. Loans reviewed by the Bank for impairment include real estate and commercial loans and loans modified in a troubled debt restructuring. Large groups of smaller-balance homogeneous loans that have not been modified in a troubled debt restructuring are collectively evaluated for impairment, which for the Bank include residential mortgage loans and other consumer loans. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate or, as a practical expedient, impairment may be measured based on the loan’s observable market price, or, if the loan is collateral-dependent, the fair value of the collateral. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Loans for which foreclosure is probable continue to be classified as loans.

Each impaired real estate or commercial loan is evaluated individually to determine the income recognition policy. Generally, payments received are applied as a reduction of principal.

At September 30, 2004 and 2003, the Bank had one impaired loan with a book value of $242,000 and $249,000, respectively. The Bank did not recognize any interest income on impaired loans during the years ended September 30, 2004, 2003 and 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Allowance for Loan Losses:

The allowance for loan losses represents management’s estimate of credit losses inherent in the Bank’s loan portfolios as of the balance sheet date. The Bank’s methodology for assessing the appropriate level of the allowance consists of several key elements, which include the allocated allowance, specific allowances for identified loans and the unallocated allowance. Management reviews the adequacy of the allowance for loan losses using a variety of measures and tools including historical loss performance, delinquent status, current economic conditions, internal risk ratings and current underwriting policies and procedures.

The allocated allowance is assessed on both homogeneous and non-homogeneous loan portfolios. The range is calculated by applying loss and delinquency factors to the outstanding loan balances of these portfolios. Loss factors are based on analysis of the historical performance of each loan category and an assessment of portfolio trends and conditions, as well as specific risk factors impacting the loan portfolios. Each homogeneous portfolio, such as single-family residential loans or automobile loans, is evaluated collectively.

Non-homogeneous type loans, such as commercial banking loans and real estate banking loans, are analyzed and segregated by risk according to the Bank’s internal risk rating system. These loans are reviewed by the Bank’s credit and loan review groups on an individual loan basis to assign a risk rating. Industry loss factors are applied based on the risk rating assigned to the loan. A specific allowance may be assigned to individually identified non-homogeneous type loans that have been determined to be impaired. Any specific allowance considers all available evidence including, as appropriate, the present value of payments expected to be received, observable market price or, for loans that are solely dependent on collateral for repayment, the estimated fair value of the collateral.

The unallocated allowance is based upon management’s evaluation and judgment of various conditions that are not directly measured in the determination of the allocated and specific allowances. The conditions evaluated in connection with the unallocated allowance include existing general economic and business conditions affecting the key lending areas of the Bank, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, regulatory examination results and findings of the Bank’s internal credit evaluations.

The allowance for losses is based on estimates and ultimate losses may vary from current estimates. As adjustments to the allowance become necessary, provisions for losses are reported in operations in the periods they are determined to be necessary.

Accrued Interest Receivable on Loans:

Loans are reviewed on a monthly basis and are placed on non-accrual status when, in the opinion of management, the full collection of principal or interest has become unlikely. Uncollectible accrued interest receivable on non-accrual loans is charged against current period interest income.

Real Estate Held for Investment:

At September 30, 2004 and 2003, real estate held for investment consists of developed land owned by one of the Bank’s subsidiaries. Real estate held for investment is carried at the lower of cost or net realizable value. See Note 14.

Real Estate Held for Sale:

Real estate held for sale consists of real estate acquired in settlement of loans (“REO”) and is carried at the lower of cost or fair value (less estimated selling costs). Costs relating to the development and improvement of property, including interest, are capitalized, whereas costs relating to the holding of property are expensed. At September 30, 2003, based on an analysis of the values of REO and the prospects for recoveries of values, the Bank charged off against its valuation allowances, REO in the amount of $71.3 million.

Property and Equipment:

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method, which allocates the cost of the applicable assets over their estimated useful lives as set forth in Note 9. Major improvements and alterations to office premises and leaseholds are capitalized. Leasehold and tenant improvements are amortized over the shorter of the terms of the respective leases (including renewal options that are expected to be exercised) or 20 years. Maintenance and repairs are charged to operating expenses as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Automobiles Subject to Lease:

The Bank owns automobiles, which are leased to third parties. The leases are accounted for as operating leases with lease payments recognized as rental income. Automobiles are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method which allocates the cost of the automobile less estimated residual value over the term of the lease. The Bank periodically updates the estimated residual values of its automobile leases. If estimated residual values have declined from the prior estimate, the amount of the decline is recorded as additional depreciation expense over the remaining term of the lease.

Goodwill and Other Intangible Assets:

The Bank adopted Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) on October 1, 2002. SFAS 142 requires that goodwill no longer be amortized, but, instead, be subjected to impairment testing. An impairment loss on goodwill is recognized if the fair value is less than the carrying amount. At September 30, 2004 and 2003, the fair value of the goodwill recorded on the Bank’s balance sheet exceeded its carrying value. At September 30, 2004 and 2003, goodwill totaled $23.7 million. See Note 15.

The premium attributable to the value of home equity relationships related to certain home equity loans purchased in fiscal 1999, amounting to $320,000 and $614,000 at September 30, 2004 and 2003, respectively, is included in goodwill and other intangible assets in the Consolidated Balance Sheets. This premium is being amortized over the estimated term of the underlying relationships. The Bank did not purchase any home equity loans during fiscal years 2004, 2003 and 2002.

Accumulated amortization of goodwill and other intangible assets was $54.4 and $54.1 million at September 30, 2004 and 2003, respectively.

Servicing Assets:

Servicing assets are recorded when purchased and in conjunction with loan sale and securitization transactions. Servicing assets, which are stated net of accumulated amortization, are amortized in proportion to the remaining net servicing revenues estimated to be generated by the underlying loans.

The Bank periodically evaluates its servicing assets for impairment based upon fair value. For purposes of evaluating impairment, the Bank stratifies its servicing assets taking into consideration relevant risk characteristics including loan type and note rate. The fair value of servicing assets is estimated using projected cash flows, adjusted for the effect of anticipated prepayments, and a market discount rate. To the extent the carrying value of servicing assets exceeds the fair value of such assets, a valuation allowance is recorded. See Note 16.

Interest-Only Strips Receivable:

The Bank accounts for its interest-only certificates and/or interest-only strips receivable (collectively “interest-only strips receivable”) as trading securities and, accordingly, carries them at fair value. The Bank estimates the fair value of the interest-only strips receivable on a discounted cash flow basis using market based discount and prepayment rates. The fair value adjustments for interest-only strips receivable are included in servicing, securitization and mortgage banking income. Fair value write downs of $30.3, $12.5 and $7.2 million were recorded in the years ended September 30, 2004, 2003 and 2002, respectively.

Interest income on interest-only strips receivable is recognized using the level yield method over the estimated lives of the underlying loans. The Bank uses certain assumptions to calculate the carrying values of the interest-only strips receivable, mainly estimates of prepayment speeds, credit losses and interest rates, which are beyond the control of the Bank. To the extent actual results differ from the assumptions, the carrying values are adjusted accordingly.

Interest-only strips receivable capitalized in the years ended September 30, 2004, 2003 and 2002 amounted to $235.9, $108.9 and $68.6 million, respectively, and were related to the securitization and sale of loan receivables. See Note 17.

Derivative Financial Instruments:

The Bank uses derivative financial instruments to reduce interest-rate risk with respect to its mortgage banking activities. At September 30, 2004 and 2003, all derivatives are recorded on the balance sheet at their fair market value. See Note 29.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Adoption of New Accounting Standard:

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 is an Interpretation of Accounting Research Bulletin No. 51 and addresses consolidation by business enterprises of variable interest entities (“VIEs”). FIN 46 is based on the theory that an enterprise controlling another entity through interests other than voting interests should consolidate the controlled entity. Business enterprises are required under the provisions of FIN 46 to identify VIEs, based on specified characteristics, and then determine whether they should be consolidated. An enterprise that holds a majority of the variable interests in another enterprise is considered the primary beneficiary of that enterprise and, therefore, should consolidate the VIE. The primary beneficiary of a VIE is also required to include various disclosures in interim and annual financial statements. Additionally, an enterprise that holds a significant variable interest in a VIE, but that is not the primary beneficiary, is also required to make certain disclosures. The Bank is the primary beneficiary of one VIE, which holds the ground lease under the Bank’s executive offices. The Bank adopted FIN 46 effective July 1, 2003 and, as a result, recorded a gain of $897,000 as a cumulative effect of a change in accounting principle, net of tax. In addition, upon adoption, the Bank recorded $31.4 million each in property and equipment and minority interest related to the ground lease. See Note 33.

4. LIQUIDITY AND CAPITAL RESOURCES—REAL ESTATE TRUST:

The Real Estate Trust’s cash flow from operating activities has been historically insufficient to meet all of its cash flow requirements. The Real Estate Trust’s internal sources of funds, primarily cash flow generated by its income-producing properties, generally have been sufficient to meet its cash needs other than the repayment of principal on outstanding debt, including outstanding unsecured notes sold to the public, the payment of interest on its indebtedness, and the payment of capital improvement costs. In the past, the Real Estate Trust funded such shortfalls through a combination of external funding sources, primarily new financing, the sale of unsecured notes, refinancing of maturing mortgage debt, proceeds from asset sales, and dividends and tax sharing payments from the bank. For the foreseeable future, the Real Estate Trust’s ability to generate positive cash flow from operating activities and to meet its liquidity needs, including debt service payments, repayment of debt principal and capital expenditures, will continue to depend on these available external sources. Dividends received from the Bank are a component of funding sources available to the Real Estate Trust. The availability and amount of dividends in future periods is dependent upon, among other things, the Bank’s operating performance and income, and regulatory restrictions on such payments. Tax sharing and dividend payments received by the Real Estate Trust are presented as cash flows from operating activities in the Consolidated Statements of Cash Flows.

During fiscal 2004, 2003 and 2002, the Bank made tax sharing payments totaling $8.8, $11.5 and $5.7 million to the Real Estate Trust. During fiscal 2004, 2003 and 2002, the Bank made dividend payments totaling $24.8, $16.0 and $16.0 million to the Real Estate Trust.

In recent years, the operations of the Trust have generated net operating losses while the Bank has reported net income. The Trust’s consolidation of the Bank’s operations into the Trust’s federal income tax return has resulted in the use of the Trust’s net operating losses to reduce the federal income taxes the Bank would otherwise have owed. If in any future year, the Bank has taxable losses or unused credits, the Trust would be obligated to reimburse the Bank for the greater of (i) the tax benefit to the group using such tax losses or unused tax credits in the group’s consolidated federal income tax returns or (ii) the amount of the refund which the Bank would otherwise have been able to claim if it were not being included in the consolidated federal income tax return of the group.

5. SAUL HOLDINGS LIMITED PARTNERSHIP AND SAUL CENTERS, INC.—REAL ESTATE TRUST:

In fiscal 1993, the Real Estate Trust entered into a series of transactions undertaken in connection with an initial public offering of common stock of a newly organized corporation, Saul Centers, Inc. The Real Estate Trust transferred its 22 shopping centers and one of its office properties together with the debt associated with such properties to a newly formed partnership, Saul Holdings, in which as of September 30, 2004, the Real Estate Trust owns (directly or through one of its wholly owned subsidiaries) a 19.5% interest, other entities affiliated with the Real Estate Trust own a 4.7% interest, and Saul Centers owns a 75.8% interest. Certain officers and trustees of the Trust are also officers and/or directors of Saul Centers.

In connection with the transfer of its properties to Saul Holdings, the Real Estate Trust was relieved of approximately $196 million in mortgage debt and deferred interest. Pursuant to a reimbursement agreement among the partners of Saul Holdings and its subsidiary limited partnerships (collectively, the “Partnerships”), the Real Estate Trust and its subsidiaries that are partners in the Partnerships have agreed to reimburse Saul Centers and the other partners in the event the Partnerships fail to make payments with respect to certain portions of the Partnerships’ debt obligations and Saul Centers or any such other partners personally make payments with respect to such debt obligations. At September 30, 2004, the maximum potential obligations of the Real Estate Trust and its subsidiaries under this agreement totaled approximately $100 million. The Real Estate Trust believes that Saul Holdings will be able to make all payments due with respect to its debt obligation.

The fair market value of each of the properties contributed to the Partnerships by the Real Estate Trust at the date of transfer (the FMV of each such property) exceeded the tax basis of such property (with respect to each property, such excess is referred to as the FMV-Tax Difference). In the event Saul Centers, as general partner of the Partnerships, causes the Partnerships to dispose of one or more of such

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

properties, a disproportionately large share of the total gain for federal income tax purposes would be allocated to the Real Estate Trust or its subsidiaries. In general, if the gain recognized by the Partnerships on a property disposition is less than or equal to the FMV-Tax Difference for such property (as previously reduced by the amounts of special tax allocations of depreciation deductions to the partners), a gain equal to the FMV-Tax Difference (as adjusted) will be allocated to the Real Estate Trust. To the extent the gain recognized by the Partnerships on the property disposition exceeds the FMV-Tax Difference (as adjusted), such excess generally will be allocated among all the partners in Saul Holdings based on their relative percentage interests. In general, the amount of gain allocated to the Real Estate Trust in the event of such a property disposition is likely to exceed, perhaps substantially, the amount of cash, if any, distributable to the Real Estate Trust as a result of the property disposition. In addition, future reductions in the level of the Partnerships’ debt, or any release of the guarantees of such debt by the Real Estate Trust, could cause the Real Estate Trust to have taxable constructive distributions without the receipt of any corresponding amounts of cash. Currently, management does not intend to seek a release of or a reduction in the guarantees or to convert its limited partner units in Saul Holdings into shares of Saul Centers common stock.

At the date of transfer of the Real Estate Trust properties to Saul Holdings, liabilities exceeded assets transferred by approximately $104.3 million on an historical cost basis. The assets and liabilities were recorded by Saul Holdings and Saul Centers at their historical cost rather than market value because of affiliated ownership and common management and because the assets and liabilities were the subject of the business combination between Saul Centers and Saul Holdings, newly formed entities with no prior operations.

Immediately subsequent to the business combination and initial public offering of common stock by Saul Centers, Saul Centers had total owners’ equity of approximately $16.4 million of which approximately $3.5 million related to the Real Estate Trust’s original 21.5% ownership interest. Changes in the Real Estate Trust’s equity investment balance resulting from capital transactions of the investee are recognized directly in the Trust’s shareholders’ equity in the accompanying financial statements.

The management of Saul Centers has adopted a strategy of maintaining a ratio of total debt to total asset value, as estimated by management, of fifty percent or less. The management of Saul Centers has concluded at September 30, 2004, that the total debt of Saul Centers remains below fifty percent of total asset value. The total asset value is determined by the management of Saul Centers as the aggregate fair value of the portfolio of properties by reference to the properties’ aggregate cash flow. As a result, the management of the Real Estate Trust has concluded that fundings under the reimbursement agreement are remote.

As of September 30, 2004, the Real Estate Trust’s investment in the consolidated entities of Saul Centers, which is accounted for under the equity method, consisted of the following.

(In thousands)
Saul Holdings:
Investment in partnership units	$12,045
Distributions in excess of allocated net income	(21,169)
Saul Centers:
Investment in common shares	84,291
Distributions in excess of allocated net income	(13,400)

Total	$61,767

The Trust’s investments in Saul Centers exceeded the underlying book value of the investment at the time of the purchases. At September 30, 2004 the cumulative excess totaled $79.0 million. This amount is being amortized over the useful life of the underlying real estate assets. At September 30, 2004, the unamortized balance was $70.3 million.

As of September 30, 2004, the Real Estate Trust, through its partnership interest in Saul Holdings of 19.5% and its ownership of common shares of Saul Centers of 25.1% (market value of $134.5 million at September 30, 2004), effectively owns 38.5% of the consolidated entities of Saul Centers. Substantially all of these shares and/or units have been deposited as collateral for the Trust’s revolving lines of credit. See Note 7.

The unaudited Condensed Consolidated Balance Sheets as of September 30, 2004 and 2003, and the unaudited Condensed Consolidated Statements of Operations for the years ended September 30, 2004, 2003 and 2002 of Saul Centers follow.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SAUL CENTERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30,
(In thousands)	2004	2003
Assets
Real estate investments	$666,834	$537,172
Accumulated depreciation	(176,848)	(161,153)
Other assets	70,143	41,515

Total assets	$560,129	$417,534

Liabilities and stockholders’ equity (deficit)
Notes payable	$429,498	$400,668
Other liabilities	31,754	22,470

Total liabilities	461,252	423,138
Total stockholders’ equity (deficit)	98,877	(5,604)

Total liabilities and stockholders’ equity (deficit)	$560,129	$417,534

SAUL CENTERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Twelve Months Ended September 30,
(In thousands)	2004	2003	2002
Revenue
Base rent	$87,785	$76,900	$73,893
Other revenue	21,617	19,363	18,182

Total revenue	109,402	96,263	92,075

Expenses
Operating expenses	21,795	19,843	17,752
Interest expense and amortization of debt expense	26,357	26,701	25,582
Depreciation and amortization	20,458	16,815	17,468
General and administrative	7,785	6,032	5,226

Total expenses	76,395	69,391	66,028

Operating income	33,007	26,872	26,047
Non-operating item
Gain on sale of property	754	—	1,426

Net income before minority interest	33,761	26,872	27,473
Minority interest	(8,100)	(8,082)	(8,069)

Net income	25,661	18,790	19,404
Preferred dividends	(7,244)	—	—

Net income available to common shareholders	$18,417	$18,790	$19,404

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

6. INVESTMENT PROPERTIES—REAL ESTATE TRUST:

The following table summarizes the cost basis of income-producing properties and land parcels together with their related debt.

(Dollars in thousands)	No.	Land	Buildings and Improvements	Total	Related Debt
September 30, 2004
Income-producing properties (1)
Hotels	17	$18,141	$245,879	$264,020	$159,026
Office and industrial	13	14,786	169,668	184,454	149,593
Other	4	2,803	—	2,803	—

	34	$35,730	$415,547	$451,277	$308,619	(2)

Land Parcels	10	$41,722	$—	$41,722	$—

(1)	Excludes real estate held for sale.

(2)	Amount includes $307.2 million of mortgage notes payable and approximately $1.4 million of capital leases.

(Dollars in thousands)	No.	Land	Buildings and Improvements	Total	Related Debt
September 30, 2003:
Income-producing properties (3)
Hotels	17	$18,141	$233,825	$251,966	$163,743
Office and industrial	13	14,786	165,599	180,385	155,228
Other	4	2,803	—	2,803	—

	34	$35,730	$399,424	$435,154	$318,971	(4)

Land Parcels	9	$42,425	$—	$42,425	$—

(3)	Excludes real estate held for sale.

(4)	Amount includes $318.3 million of mortgage notes payable and $700,000 of capital leases.

On September 25, 2003, the Real Estate Trust sold 7.7 acres located in Rockville, Maryland, for $11.3 million, and recognized a gain of $9.1 million on the transaction.

In February 2004 the Commonwealth of Virginia acquired 7.93 acres of land owned by the Real Estate Trust for use in a highway project. The Commonwealth of Virginia has paid $3.6 million which has resulted in an initial gain of approximately $2.7 million.

During the quarter ended June 30, 2004 the Real Estate Trust received a refund of approximately $117,000 for an expenditure relating to the September 2003 land sale. The original gain on the sale of this parcel was recorded in the fiscal year ended September 30 2003. This refund has been recorded as an additional gain on sale of this land parcel in the year ended September 30, 2004.

The Real Estate Trust has placed one of its hotel properties on the market for sale and has written down its investment in this asset by $310,000 to arrive at its estimated fair value, less cost to sell, of $2.1 million. The sale of this asset closed on December 9, 2004 (see Note 38).

7. DISCONTINUED OPERATIONS – REAL ESTATE TRUST:

On June 22, 2004 the Real Estate Trust determined it would sell one of its hotel properties because the property no longer meets the Real Estate Trust’s investment criteria and is located outside of the Real Estate Trust’s core markets. Therefore, on June 22, 2004, the Real Estate Trust determined that the held for sale criteria in accordance with FASB No. 144, “Accounting for the Impairment or Disposal of Long-Lived

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Assets” has been met. Accordingly, the Real Estate Trust has written down its investment in the property to its fair value, less cost to sell. The asset, classified as Real estate held for sale on the Consolidated Balance Sheets, is subject to a mortgage note of $4.1 million, classified as Mortgage note payable – real estate held for sale on the Consolidated Balance Sheets. The Real Estate Trust has recognized a loss of $310,000 as a result of this write-down, which is included in Loss from operations of discontinued real estate asset on the Consolidated Statements of Operations. The sale of this asset closed on December 9, 2004 (see Note 38).

8. DEBT—REAL ESTATE TRUST:

Mortgage notes payable are secured by various income-producing properties, land parcels, and properties under construction. Almost all mortgage notes are payable in monthly installments, have maturity dates ranging to 2021 and accrue interest at annual rates from 3.1% to 9.1%. Certain mortgages contain a number of restrictions, including cross default provisions. At September 30, 2004, the Real Estate Trust is in compliance with the debt covenants.

Notes payable—unsecured includes notes which have been sold by the Real Estate Trust directly to investors at varying interest rates with maturities of one to ten years. These notes do not contain any provisions for conversion, sinking fund or amortization, but are subject to a provision permitting the Real Estate Trust to call them prior to maturity. The weighted average interest rates were 8.5% and 9.2% at September 30, 2004 and 2003, respectively. During fiscal 2004 and 2003, the Real Estate Trust sold notes amounting to approximately $13.3 and $12.5 million, respectively. At September 30, 2004, the Real Estate Trust is in compliance with the debt covenants.

In March 1998, the Real Estate Trust issued $200.0 million aggregate principal amount of 9.75% Senior Secured Notes due 2008, (the “1998 Notes”).

On February 25, 2004, the Real Estate Trust issued, in a private offering, $250.0 million aggregate principal amount of 7.50% Senior Secured Notes due 2014 (the “2004 Notes”). A substantial portion of the net proceeds of the offering were used to redeem the 1998 Notes, including accrued interest through March 31, 2004, and pay a redemption premium for early redemption of the notes of $6.5 million. These funds, totaling $216.25 million, which were escrowed at closing, were paid out on April 1, 2004. The Trust received approximately $28.1 million in proceeds from this offering after the redemption of the 1998 Notes, including accrued interest, the early redemption premium and after deducting costs associated with the offering. In addition, the Real Estate Trust wrote-off unamortized debt costs of $2.4 million, included in interest and amortization of debt expense on the Consolidated Statements of Operations, relating to the unamortized debt costs of the 1998 Notes. The 2004 Notes are nonrecourse obligations of the Real Estate Trust and are secured by a first priority perfected security interest in all of the common stock of the Bank held by the Real Estate Trust. The Real Estate Trust plans to use the net proceeds to fund renovation and construction activities as well as for general corporate purposes.

The Real Estate Trust has an established $55.0 million secured revolving credit line with an unrelated bank that matures on December 12, 2006, with provisions for extending the term annually. This facility is secured by a portion of the Real Estate Trust’s ownership in Saul Holdings Partnership and Saul Centers. Interest is computed by reference to a floating rate index. At September 30, 2004, the Real Estate Trust had no outstanding borrowings and unrestricted availability of $55.0 million.

The Real Estate Trust has also established an additional $45.0 million revolving credit line with an unrelated bank that matures on September 26, 2006. This facility is secured by a portion of the Real Estate Trust’s ownership in Saul Holdings Partnership and Saul Centers. Interest is computed by reference to a floating rate index. At September 30, 2004, the Real Estate Trust had no outstanding borrowings and unrestricted availability of $45.0 million.

The maturity schedule for the Real Estate Trust’s outstanding debt, including mortgage notes payable for real estate held for sale, at September 30, 2004 for the fiscal years commencing October 1, 2004 is set forth in the following table:

Debt Maturity Schedule

(In thousands)

Fiscal Year	Mortgage Notes	Notes Payable—Secured	Notes Payable—Unsecured	Total
2005	$16,455	$ —	$11,579	$28,034
2006	94,982	—	7,874	102,856
2007	5,521	—	6,499	12,020
2008	5,927	—	3,991	9,918
2009	15,768	—	4,981	20,749
Thereafter	172,663	250,000	21,504	444,167

Total	$311,316	$250,000	$56,428	$617,744

Of the $311.3 million of mortgage notes outstanding at September 30, 2004, $303.5 million was non-recourse to the Real Estate Trust.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

9. INCOME FROM COMMERCIAL PROPERTIES—REAL ESTATE TRUST:

Income from commercial properties includes minimum rent arising from non-cancelable commercial leases. Minimum rent for fiscal years 2004, 2003, and 2002 amounted to $33.9, $34.5 and $33.7 million, respectively. Future minimum rentals as of September 30, 2004 under non-cancelable leases are as follows:

Fiscal Year	(In thousands)
2005	$33,045
2006	29,032
2007	24,045
2008	20,354
2009	16,224
Thereafter	46,477

Total	$169,177

10. TRANSACTIONS WITH RELATED PARTIES—REAL ESTATE TRUST:

TRANSACTIONS WITH B. F. SAUL COMPANY AND ITS SUBSIDIARIES

The Real Estate Trust is managed by B. F. Saul Advisory Company, L.L.C., (the “Advisor”), a wholly-owned subsidiary of B. F. Saul Company (“Saul Co.”). All of the Real Estate Trust officers and four Trustees of the Trust are also officers and/or directors of Saul Co. The Advisor is paid a fixed monthly fee which is subject to annual review by the Trustees. The monthly fee was $472,000 during fiscal 2004, $458,000 during fiscal 2003, and $475,000 during fiscal 2002. The advisory contract has been extended until September 30, 2005, and will continue thereafter unless canceled by either party at the end of any contract year. Certain loan agreements prohibit termination of this contract.

Saul Co. and B.F. Saul Property Company (“Saul Property Co.”), a wholly-owned subsidiary of Saul Co., provide services to the Real Estate Trust through commercial property management and leasing, hotel management, development and construction management, and acquisitions, sales and financings of real property. Fees paid to Saul Co. and Saul Property Co. amounted to $8.6, $7.7 and $7.7 million in fiscal 2004, 2003 and 2002, respectively.

The Real Estate Trust reimburses the Advisor and Saul Property Co. for costs and expenses incurred on behalf of the Real Estate Trust, in-house legal expenses, and for all travel expenses incurred in connection with the affairs of the Real Estate Trust.

The Real Estate Trust currently pays the Advisor fees equal to 2% of the principal amount of the unsecured notes as they are issued to offset its costs of administering the program. These payments amounted to $266,000, $251,000 and $183,000 in fiscal 2004, 2003 and 2002, respectively.

A subsidiary of Saul Co. is a general insurance agency which receives commissions and countersignature fees in connection with the Real Estate Trust’s insurance program. Such commissions and fees amounted to approximately $288,000, $302,000 and $196,000 in fiscal 2004, 2003 and 2002, respectively.

At October 1, 2001, the Real Estate Trust had an unsecured note receivable from the Saul Co. with an outstanding balance of $7.8 million. During fiscal 2004, the Saul Co. borrowed an additional $4.7 million. During fiscal 2003 and 2002, curtails of $3.5 and $1.3 million, respectively, were paid by the Saul Co. Interest on the loan is computed by reference to a floating rate index. At September 30, 2004 and 2003, the total due the Real Estate Trust was $7.7 million and $3.0 million, respectively, which included accrued interest of $1.8 million in both periods. Interest earned on these loans amounted to $108,000, $151,000 and $275,000 during fiscal 2004, 2003 and 2002, respectively.

REMUNERATION OF TRUSTEES AND OFFICERS

For fiscal years 2004, 2003, and 2002, the Real Estate Trust paid the Trustees approximately $109,000, $105,000 and $95,000, respectively, for their services. No compensation was paid to the officers of the Real Estate Trust for acting as such; however, one Trustee was paid by the Bank for his services as Chairman and Chief Executive Officer of the Bank, and four received payments for their services as directors of the Bank. Four of the Trustees and all of the officers of the Real Estate Trust receive compensation from Saul Co. as directors and/or officers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SAUL HOLDINGS LIMITED PARTNERSHIP AND SAUL CENTERS, INC.

The Real Estate Trust accounts for these investments under the equity method. The Real Estate Trust’s share of earnings for fiscal 2004, 2003 and 2002 was $8.4, $8.6 and $9.1 million, respectively. See Note 2.

OTHER TRANSACTIONS

The Real Estate Trust leases space to the Bank and Saul Property Co. at two of its income-producing properties. Minimum rents and expense recoveries paid by these affiliates amounted to approximately $5.2, $5.3 and $5.1 million in fiscal 2004, 2003 and 2002, respectively.

11. INVESTMENT AND MORTGAGE-BACKED SECURITIES – THE BANK:

At September 30, 2004 and 2003, investment securities are comprised of U.S. Government securities and are classified as held-to-maturity. At September 30, 2004 and 2003, all mortgage-backed securities are also classified as held-to-maturity. Gross unrealized holding gains and losses on the Bank’s U.S. Government and mortgage-backed securities are as follows:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
(In thousands)
September 30, 2004
Investment securities:
Original maturity after one year, but within five years	$71,192	$—	$287	$70,905
Mortgage-backed securities:
FNMA	222,953	2,291	681	224,563
FHLMC	130,926	4,794	4	135,716
Private label, AAA-rated	55,424	—	200	55,224

Total	$480,495	$7,085	$1,172	$486,408

(In thousands)
September 30, 2003
Investment securities:
Original maturity after one year, but within five years	$46,345	$186	$—	$46,531
Mortgage-backed securities:
FNMA	170,849	4,741	1	175,589
FHLMC	222,777	7,494	—	230,271
Private label, AAA-rated	84,766	219	81	84,904

Total	$524,737	$12,640	$82	$537,295

There were no sales of investment securities during the years ended September 30, 2004, 2003 and 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The table above shows that some of the securities in the held-to-maturity investment portfolio had unrealized losses, or were temporarily impaired, as of September 30, 2004 and 2003. This temporary impairment represents the amount of loss that would be realized if the securities were sold at the valuation date, and occurs as a result of changes in overall bond yields between the date the bond was acquired and the valuation date. The unrealized losses associated with the U.S. Government and mortgage-backed securities are not considered to be other than temporary because they relate to changes in interest rates and do not affect the expected cash flows of the securities. Securities which were temporarily impaired at September 30, 2004 are shown below, along with the length of the impairment period.

	Less than 12 months		12 months or longer		Total
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government securities	$70,905	$287	$—	$—	$70,905	$287
Mortgage-backed securities	385,454	794	23,848	91	409,302	885

Total temporarily impaired Securities	$456,359	$1,081	$23,848	$91	$480,207	$1,172

Contractual maturities of the Bank’s mortgage-backed securities at September 30, 2004 are as follows:

(In thousands)
Due within one year	$9,567
Due after one year, but within five years	41,065
Due after five years, but within ten years	69,345
Due after ten years	289,326

Total	$409,303

Accrued interest receivable on mortgage-backed securities totaled $1.7 and $2.2 million at September 30, 2004 and 2003, respectively, and is included in other assets in the Consolidated Balance Sheets.

12. LOANS RECEIVABLE – THE BANK:

Loans receivable is composed of the following:

	September 30,
(In thousands)	2004	2003
Single-family residential	$5,232,551	$4,397,394
Home equity	1,721,605	1,336,776
Real estate construction and ground	223,447	234,356
Commercial	920,178	888,847
Prime automobile	271,731	492,896
Other	137,475	200,169

	8,506,987	7,550,438

Unearned discounts and net deferred loan origination costs	86,320	67,516
Allowance for losses on loans	(37,750)	(58,397)

	48,570	9,119

Total	$8,555,557	$7,559,557

The Bank serviced loans owned by others amounting to $11,481.6 and $8,475.6 million at September 30, 2004 and 2003, respectively.

Accrued interest receivable on loans totaled $30.0 and $25.4 million at September 30, 2004 and 2003, respectively, and is included in other assets in the Consolidated Balance Sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

13. ALLOWANCE FOR LOSSES – THE BANK:

Activity in the allowance for losses on loans receivable is summarized as follows:

	September 30,
(In thousands)	2004	2003	2002
Beginning Balance	$58,397	$66,079	$57,018
Provision for losses	(14,522)	18,422	51,367
Charge-offs	(26,558)	(44,957)	(56,017)
Recoveries	20,433	18,853	13,711

Ending Balance	$37,750	$58,397	$66,079

14. REAL ESTATE HELD FOR INVESTMENT OR SALE – THE BANK:

Real estate held for investment or sale is composed of the following:

	September 30,
(In thousands)	2004	2003
Real estate held for investment (net of allowance for losses of $202 for both periods)	$925	$925
Real estate held for sale	20,357	21,820

Total real estate held for investment or sale	$21,282	$22,745

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Income (loss) on real estate held for investment or sale is composed of the following:

	Year Ended September 30,
(In thousands)	2004	2003	2002
Provision for losses	$—	$—	$(700)
Income from operating properties	842	957	652
Net gain on sales	1,400	5,823	1,040

Total	$2,242	$6,780	$992

15. GOODWILL AMORTIZATION – THE BANK

As a result of adopting SFAS No. 142, “Goodwill and other Intangible Assets,” on October 1, 2002, the Bank did not record goodwill amortization expense during the fiscal years ended September 30, 2004 and 2003. The following table sets forth net income for the fiscal year ended September 30, 2002, on a pro forma basis, excluding goodwill amortization. The table contains information of the Bank only and does not include consolidation or elimination entries required for the Trust’s financial position.

(In thousands)	September 30, 2002

Operating income:
As reported	$103,582
Add back:
Goodwill amortization, net of related tax	1,531

Pro forma operating income	$105,113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

16. LOAN SERVICING RIGHTS – THE BANK:

Servicing assets are recorded when purchased and in conjunction with loan sales and securitization transactions when servicing rights are retained by the Bank. Activity in servicing assets is summarized as follows:

	Year ended September 30,
(In thousands)	2004	2003	2002
Beginning Balance	$119,386	$105,963	$81,777
Additions	97,640	75,277	51,794
Charge-offs	(3,856)	(30,656)	—
Sales	(5,228)	—	—
Amortization	(43,177)	(31,198)	(27,608)

Ending Balance	164,765	119,386	105,963
Valuation Allowance	(16,909)	(23,118)	(45,533)

Carrying Value	$147,856	$96,268	$60,430

Accumulated amortization was $208.2 and $165.0 million at September 30, 2004 and 2003, respectively. The aggregate fair value of servicing assets at September 30, 2004 and 2003 was $149.4 and $96.9 million, respectively.

Activity in the valuation allowance for servicing assets is summarized as follows:

	Year Ended September 30,
(In thousands)	2004	2003	2002
Balance at beginning of year	$23,118	$45,533	$19,343
Additions (reductions) charged to loan expenses	(17)	8,241	26,190
Charge-offs	(3,856)	(30,656)	—
Sales	(2,336)	—	—

Balance at end of year	$16,909	$23,118	$45,533

During fiscal year 2004, the Bank sold $2.9 million of rights to service mortgage loans with principal balances of $214.9 million, which were originated by the Bank in connection with its mortgage banking activities and recognized a gain of $105,000. There were no sales of rights to service mortgage loans during fiscal years 2003 and 2002. Servicing fees are included in servicing, securitization and mortgage banking income in the Consolidated Statements of Operations and Comprehensive Income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

At September 30, 2004 and 2003, key assumptions and the sensitivity of the current value of originated servicing assets to an immediate 10 percent and 20 percent adverse change in those assumptions are as follows:

	September 30, 2004
	Single-Family Residential	Home Equity/ Home Improvement
(Dollars in thousands)
Carrying value	$143,041	$113
Weighted average life (in years)	4.0	2.1
Prepayment speed assumption (annual rate) (1)	19.37%	47.07%
Impact on fair value at 10% adverse change	$(4,872)	$(8)
Impact on fair value at 20% adverse change	$(9,370)	$(14)
Discount rate (annual)	8.50%	8.42%
Impact on fair value at 10% adverse change	$(2,716)	$(2)
Impact on fair value at 20% adverse change	$(5,652)	$(3)

	September 30, 2003
	Single-Family Residential	Home Equity/ Home Improvement
(Dollars in thousands)
Carrying value	$90,209	$234
Weighted average life (in years)	4.1	1.6
Prepayment speed assumption (annual rate) (1)	22.03%	48.00%
Impact on fair value at 10% adverse change	$(4,338)	$(15)
Impact on fair value at 20% adverse change	$(8,220)	$(30)
Discount rate (annual)	8.38%	7.21%
Impact on fair value at 10% adverse change	$(1,976)	$(3)
Impact on fair value at 20% adverse change	$(4,130)	$(6)

(1)	Represents Constant Prepayment Rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

17. LOAN SECURITIZATION TRANSACTIONS – THE BANK:

The Bank periodically sells various receivables through asset-backed securitizations, in which receivables are transferred to trusts, and certificates are sold to investors. The following chart summarizes the Bank’s securitization activities:

	As of or for the year ended September 30,
(In thousands)	2004	2003	2002
Single-Family Residential
Loans sold into new trusts	$4,853,624	$2,551,634	$1,400,685
Outstanding trust certificate balance	7,246,410	3,509,029	1,341,712
Gains recognized	182,821	92,901	52,452

Automobile
Loans sold into new trusts	$—	$—	$236,085
Outstanding trust certificate balance	149,345	389,678	792,949
Gains recognized	—	—	3,098

Home Equity
Loans sold into existing trusts	$3,929	$11,457	$32,802
Outstanding trust certificate balance	—	20,097	42,904
Gains recognized	195	540	1,275

Home Improvement
Loans sold into existing trusts	$—	$—	$1,547
Outstanding trust certificate balance	—	19,205	35,927
Gains recognized	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Bank continues to service, and receives servicing fees on, the outstanding balance of securitized receivables. The Bank also retains rights, which may be subordinated, to future cash flows arising from the receivables. The Bank generally estimates the fair value of these retained interests based on the estimated present value of expected future cash flows from securitized and sold receivables, using management’s best estimates of the key assumptions – credit losses, prepayment speeds and discount rates commensurate with the risks involved.

The following table summarizes certain cash flows received from securitization trusts:

	Year Ended September 30,
(In thousands)	2004	2003
Proceeds from new securitizations	$4,774,686	$2,510,584
Servicing fees received	20,290	14,585
Other cash flows received on retained interests	73,891	42,087

Servicing, securitization and mortgage banking income includes the initial gains on current securitization and sale transactions and income from interest-only strips receivable recognized in connection with current and prior period securitization and sale transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

At September 30, 2004 and 2003, key assumptions and the sensitivity of the current fair value of the retained interests to an immediate 10 percent and 20 percent adverse change in those assumptions are as follows:

	September 30, 2004
(Dollars in thousands)	Single-Family Residential		Automobile
Carrying value (fair value)	$295,805		$12,537
Weighted average life (in years)	3.8		0.5
Prepayment speed assumption (average annual rate)	19.91	%(1)	1.50	%(2)
Impact on fair value at 10% adverse change	$(21,328)		$(22)
Impact on fair value at 20% adverse change	$(39,206)		$(37)
Expected credit losses (annual rate)	0.01%		4.53%
Impact on fair value at 10% adverse change	$(22)		$(338)
Impact on fair value at 20% adverse change	$(43)		$(677)
Discount rate (annual rate)	8.50%		8.00%
Impact on fair value at 10% adverse change	$(7,593)		$(3)
Impact on fair value at 20% adverse change	$(13,586)		$(5)

	September 30, 2003
(Dollars in thousands)	Single-Family Residential		Automobile		Home Equity/ Home Improvement
Carrying value (fair value)	$135,985		$23,805		$3,703
Weighted average life (in years)	4.0		0.9		0.8
Prepayment speed assumption (average annual rate)	22.59	%(1)	1.50	%(2)	55.88	%(1)
Impact on fair value at 10% adverse change	$(8,361)		$(699)		$(53)
Impact on fair value at 20% adverse change	$(15,697)		$(1,093)		$(96)
Expected credit losses (annual rate)	0.01%		2.06%		1.50%
Impact on fair value at 10% adverse change	$(33)		$(672)		$(21)
Impact on fair value at 20% adverse change	$(66)		$(1,343)		$(43)
Discount rate (annual rate)	8.50%		8.00%		8.52%
Impact on fair value at 10% adverse change	$(3,106)		$(175)		$(2)
Impact on fair value at 20% adverse change	$(5,989)		$(349)		$(4)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Key assumptions used in measuring retained interest at the date of securitizations completed during fiscal year 2004 and 2003 are as follows:

	Single-Family Residential
Year Ended September 30, 2004

Prepayment speed assumption (average annual rate)	19.91	%(1)
Expected credit losses (annual rate)	0.01%
Discount rate (annual rate)	8.50%

Year Ended September 30, 2003

Prepayment speed assumption (average annual rate)	20.49	%(1)
Expected credit losses (annual rate)	0.01%
Discount rate (annual rate)	8.50%

(1)	Represents Constant Prepayment Rate. Certain loans may require the payment of a fee if the borrower prepays the loan during the period up to three years after origination. The Bank uses a lower prepayment assumption during these periods.

(2)	Represents absolute prepayment model (“ABS”) – an assumed rate of prepayment each month relative to the original number of automobile loans in a pool.

These sensitivities are hypothetical and should be used with caution. Changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The effects shown in the above tables of a variation in a particular assumption on the fair value of interest-only strips receivable is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another factor, which might magnify or counteract the sensitivities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Principal balances, delinquent amounts and net credit losses for securitized loans were as follows:

	As of or for the year ended September 30, 2004
(In thousands)	Total Principal Amount of Loans	Principal Amount of Loans Past Due 90 Days or More or Non-Performing	Net Credit Losses (Recoveries)
Single-family residential	$7,140,749	$12,104	$(239)
Automobile	150,957	2,300	8,612
Home equity, home improvement and related loans	—	—	(342)

Total	$7,291,706	$14,404	$8,031

	As of or for the year ended September 30, 2003
(In thousands)	Total Principal Amount of Loans	Principal Amount of Loans Past Due 90 Days or More or Non-Performing	Net Credit Losses (Recoveries)
Single-family residential	$3,427,013	$4,535	$—
Automobile	393,333	5,697	20,371
Home equity, home improvement and related loans	37,606	649	(197)

Total	$3,857,952	$10,881	$20,174

18. PROPERTY AND EQUIPMENT – THE BANK:

Property and equipment is composed of the following:

	Estimated Useful Lives	September 30,
(Dollars in thousands)		2004	2003
Land	—	$87,175	$87,647
Projects in progress	—	13,144	3,950
Buildings and improvements	10-65 years	281,488	298,371
Leasehold and tenant improvements	5-20 years	147,762	134,356
Furniture and equipment	5-10 years	241,341	229,041
Automobiles	3-5 years	6,813	4,048

		777,723	757,413
Less:
Accumulated depreciation and amortization		284,816	266,682

Total		$492,907	$490,731

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Depreciation and amortization expense related to property and equipment amounted to $39.3, $44.5 and $38.7 million for the years ended September 30, 2004, 2003 and 2002, respectively.

19. AUTOMOBILES SUBJECT TO LEASE – THE BANK:

Automobiles subject to lease is composed of the following:

	Estimated Useful Lives	September 30,
(Dollars in thousands)		2004	2003
Automobiles	3-5 years	$673,891	$1,178,161
Less:
Accumulated depreciation		238,584	322,751

Total		$435,307	$855,410

Depreciation expense related to automobile leases amounted to $120.9, $170.9 and $161.9 million for the years ended September 30, 2004, 2003, and 2002, respectively. Automobile rental income amounted to $157.0, $235.4 and $242.6 million for the years ended September 30, 2004, 2003 and 2002, respectively.

The following is a schedule by years of future minimum automobile rental income at September 30, 2004:

Year Ending September 30,	(In thousands)
2005	$90,983
2006	48,994
2007	14,471
2008	1,542

Total	$155,990

20. LEASES – THE BANK:

The Bank has noncancelable, long-term leases for office premises and retail space which have a variety of terms expiring from fiscal year 2005 to fiscal year 2023 and ground leases which have terms expiring from fiscal year 2029 to fiscal year 2081. These leases are accounted for as operating leases. Some of the leases are subject to rent adjustments in the future based upon changes in the Consumer Price Index and some also contain renewal options.

The following is a schedule by years of future minimum lease payments required at September 30, 2004:

Year Ending September 30,	(In thousands)
2005	$24,538
2006	23,875
2007	23,010
2008	17,819
2009	15,815
Thereafter	93,669

Total	$198,726

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Rent expense totaled $24.0, $31.5 and $29.9 million for the years ended September 30, 2004, 2003 and 2002, respectively. For operating leases with fixed escalation amounts, rent expense is recognized on a straight-line basis over the term of the lease.

21. DEPOSIT ACCOUNTS – THE BANK:

An analysis of deposit accounts and the related weighted average effective interest rates at year end are as follows:

	September 30,
	2004		2003
(Dollars in thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Demand accounts	$1,181,722	—	$951,844	—
NOW accounts	2,244,724	0.21%	1,951,281	0.20%
Money market deposit accounts	2,364,768	0.90%	2,321,026	0.70%
Statement savings accounts	1,042,777	0.28%	997,686	0.28%
Other deposit accounts	171,530	0.25%	152,758	0.25%
Certificate accounts, less than $100	1,238,733	2.09%	1,207,728	2.05%
Certificate accounts, $100 or more	610,864	2.16%	518,182	1.87%

Total	$8,855,118	0.77%	$8,100,505	0.71%

The Bank’s deposits are insured by the FDIC up to $100,000 for each insured depositor.

Interest expense on deposit accounts is composed of the following:

	Year Ended September 30,
(In thousands)	2004	2003	2002
NOW accounts	$4,320	$4,562	$4,752
Money market deposit accounts	17,159	21,405	31,512
Statement savings accounts	2,885	4,387	8,447
Certificate accounts	33,446	49,195	98,262
Other deposit accounts	441	573	939

Total	$58,251	$80,122	$143,912

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Outstanding certificate accounts at September 30, 2004 mature in the years indicated as follows:

Year Ending September 30,	(In thousands)
2005	$1,296,843
2006	379,181
2007	55,188
2008	33,035
2009	85,350

Total	$1,849,597

At September 30, 2004, certificate accounts of $100,000 or more have contractual maturities as indicated below:

(In thousands)
Three months or less	$270,461
Over three months through six months	61,105
Over six months through 12 months	97,156
Over 12 months	182,142

Total	$610,864

22. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND OTHER SHORT-TERM BORROWINGS – THE BANK:

Short-term borrowings are summarized as follows:

	September 30,
(Dollars in thousands)	2004	2003	2002
Securities sold under repurchase agreements:
Balance at year end	$21,878	$5,816	$505,140
Average amount outstanding during the year	23,994	268,870	405,844
Maximum amount outstanding at any month end	87,871	506,065	559,957
Amount maturing within 30 days	18,878	2,816	505,140
Weighted average interest rate during the year	0.87%	1.44%	1.95%
Weighted average interest rate on year end balances	0.98%	0.77%	1.82%
Other short-term borrowings:
Balance at year end	$184,701	$162,498	$154,344
Average amount outstanding during the year	178,748	170,385	169,037
Maximum amount outstanding at any month end	227,365	209,805	179,069
Amount maturing within 30 days	184,701	162,498	154,344
Weighted average interest rate during the year	0.34%	0.55%	1.17%
Weighted average interest rate on year end balances	0.52%	0.32%	1.07%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The investment and mortgage-backed securities underlying the dealer repurchase agreements were delivered to the dealers who arranged the transactions. The dealers may have loaned such securities to other parties in the normal course of their operations and agreed to resell to the Bank the identical securities upon the maturities of the agreements.

At September 30, 2004, the Bank had pledged mortgage-backed securities and U.S. Government securities with a combined book value of $231.8 million to secure certain other short-term borrowings. Also at September 30, 2004, the Bank had pledged, but did not borrow against, other loans with a total principal balance of $855.3 million.

23. FEDERAL HOME LOAN BANK ADVANCES – THE BANK:

At September 30, 2004, advances from the Federal Home Loan Bank of Atlanta (“FHLB”) totaled $2,736.9 million. The interest rate on each FHLB advance is fixed for the term of the advance and the weighted average interest rate for all advances is 2.79%. The advances mature over varying periods as follows:

(In thousands)
Six months or less	$2,023,186
More than six months through one year	1,851
More than one year through three years	430,947
More than three years through five years	242,393
More than five years	38,561

Total	$2,736,938

Under a Specific Collateral Agreement with the FHLB, advances are secured by the FHLB stock owned by the Bank and qualifying first mortgage loans with a total principal balance of $5,234.9 million. The FHLB requires that members maintain qualifying collateral at least equal to 100% of the member’s outstanding advances at all times. The collateral held by the FHLB in excess of the September 30, 2004 advances is available to secure additional advances from the FHLB, subject to its collateralization guidelines.

24. CAPITAL NOTES – SUBORDINATED – THE BANK:

Capital notes, which are subordinated to the interest of deposit account holders and other senior debt, are composed of the following:

	Issue Date	September 30,		Interest Rate
(In thousands)		2004	2003
Subordinated debentures due 2013	December 2, 2003	$175,000	$—	6 7/8%
Subordinated debentures due 2005	November 23, 1993	—	150,000	9¼	%
Subordinated debentures due 2008	December 3, 1996	—	100,000	9¼	%

Total		$175,000	$250,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

On December 2, 2003, the Bank issued $175.0 million aggregate principal amount of 6 7/8% subordinated debentures due 2013 (the “2003 Debentures”). The net proceeds of the offering, along with short-term borrowings, were used to redeem all of the 9¼% Subordinated Debentures due 2005 and the 9¼% Subordinated Debentures due 2008. The Bank may redeem some or all of the 2003 Debentures at any time on and after December 1, 2008 at the following redemption prices plus accrued and unpaid interest:

If redeemed during the 12-month period beginning December 1,	Redemption Price
2008	103.4375%
2009	102.2917%
2010	101.1458%
2011 and thereafter	100.0000%

The Bank received OTS approval to include the principal amount of the 2003 Debentures in the Bank’s supplementary capital for regulatory capital purposes.

The indenture pursuant to which the 2003 Debentures were sold (the “Indenture”) provides that the Bank may not pay dividends on its capital stock unless, after giving effect to the dividend, no event of default shall have occurred and be continuing and the Bank is in compliance with its regulatory capital requirements. In addition, the amount of the proposed dividend may not exceed the sum of (i) $50.0 million, (ii) 66 2/3% of the Bank’s consolidated net income (as defined in the Indenture) accrued on a cumulative basis commencing on October 1, 2002 and (iii) the aggregate net cash proceeds received by the Bank after October 1, 2002 from the sale of qualified capital stock or certain debt securities, minus the aggregate amount of any restricted payments made by the Bank. Notwithstanding the above restrictions on dividends, provided no event of default has occurred or is continuing, the Indenture does not restrict the payment of dividends on the 8% Preferred Stock (as defined below).

Deferred debt issuance costs, net of accumulated amortization, amounted to $3.5 and $4.2 million at September 30, 2004 and 2003, respectively, and are included in other assets in the Consolidated Balance Sheets.

25. PREFERRED STOCK – THE BANK:

In October 2003, the Bank sold $125.0 million of its 8% Noncumulative Perpetual Preferred Stock, Series C (the “Series C Preferred Stock”). The net proceeds from the issuance of the Series C Preferred Stock were used to redeem all of the Bank’s 13% Noncumulative Perpetual Preferred Stock, Series A, on October 31, 2003, at a price of $27.25 per share. The Series C Preferred Stock trades on the New York Stock Exchange under the symbol “CCX PrC.” Dividends are payable quarterly in arrears at an annual rate of 8% on the Series C Preferred Stock only if the Board of Directors declares them and the OTS does not object. Dividends, once declared, are payable on or before the fifteenth day of February, May, August and November of each year. Dividends not declared in a quarter will not be paid at any future time, except that upon a liquidation or redemption, accrued dividends for the current period will be paid.

The Series C Preferred Stock is includable in the Bank’s core capital. The holders of the Series C Preferred Stock have no voting rights, except in certain limited circumstances.

The Series C Preferred Stock may not be redeemed before October 1, 2008 except under certain circumstances. On and after October 1, 2008, the Series C Preferred Stock may be redeemed at the option of the Bank, in whole or in part, from time to time, at a redemption price of $25.00 per share, plus all distributions accrued and unpaid on the Series C Preferred Stock that have been declared, and accrued and unpaid dividends for the then-current dividend period, whether or not declared, up to the date of such redemption.

26. COMPENSATION PLANS – THE BANK:

The Bank participates in a defined contribution profit sharing retirement plan (the “Plan”) which covers those full-time employees who meet the requirements as specified in the Plan. Prior to January 1, 2002, the Plan, which can be modified or discontinued at any time, required participating employees to contribute 2.0% of their compensation. Beginning January 1, 2002, only corporate contributions are made to the Plan.

Corporate contributions, at the discretionary amount of up to six percent of the employee’s cash compensation, subject to certain limits, were $9.2, $8.8 and $8.2 million for the years ended September 30, 2004, 2003 and 2002, respectively. There are no past

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

service costs associated with the Plan and the Bank has no liability under the Plan other than its current contributions. The Plan owns 4.0% of the Bank’s common stock.

The Bank provides a supplemental defined contribution profit sharing retirement plan (the “SERP”), which covers certain highly-compensated full-time employees who meet the requirements as specified in the SERP. The SERP, which can be modified or discontinued at any time, requires participating employees to contribute 2.0% of their compensation in excess of a specified amount. Corporate contributions, equal to three times the employee’s contribution, were $1.2 million, $1.1 million and $861,000 for the years ended September 30, 2004, 2003 and 2002, respectively.

There are no past service costs associated with the SERP. The Bank’s liability under the SERP, which includes contributions from employees and is not funded, was $13.3 and $11.2 million at September 30, 2004 and 2003, respectively.

The Bank has granted awards under a deferred compensation plan to certain qualified employees. The deferred compensation plan provides that, as of the end of each fiscal year in the ten-year period prior to vesting, the Bank will add to or deduct from the account of each employee who has received an award, a contribution or deduction, which represents hypothetical interest (which may be positive or negative) earned on the principal contribution, based on the Bank’s rate of return on average assets as defined in the deferred compensation plan for the fiscal year then ended. The deferred compensation plan is unfunded. At September 30, 2004, the Bank had recorded a liability totaling $23.2 million. The Bank’s expense under the deferred compensation plan totaled $7.5, $5.3 and $3.8 million during the years ended September 30, 2004, 2003 and 2002, respectively.

27. REGULATORY MATTERS – THE BANK:

The Bank’s regulatory capital requirements at September 30, 2004 and 2003 were a 1.5% tangible capital requirement, a 4.0% core capital requirement and an 8.0% total risk-based capital requirement. Under the OTS “prompt corrective action” regulations, the Bank must maintain minimum leverage, tier 1 risk-based and total risk-based capital ratios of 4.0%, 4.0% and 8.0%, respectively, to meet the ratios established for “adequately capitalized” institutions. At September 30, 2004 and 2003, the Bank was in compliance with its tangible, core and total risk-based regulatory capital requirements and exceeded the capital standards established for “well capitalized” institutions under the “prompt corrective action” regulations. The information below is based upon the Bank’s understanding of the applicable regulations and related interpretations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	September 30, 2004
(Dollars in thousands)	Actual		Minimum Capital Requirement		Excess Capital
	Amount	As a % of Assets	Amount	As a % of Assets	Amount	As a % of Assets
Capital per financial statements	$711,861
Minority interest in REIT
Subsidiary (1)	144,000

Adjusted capital	855,861
Adjustments for tangible and core capital:
Intangible assets	(42,372)
Non-includable subsidiaries (2)	(929)
Non-qualifying purchased / originated loan servicing	(7,048)

Total tangible capital	805,512	6.09%	$198,556	1.50%	$606,956	4.59%

Total core capital (3)	805,512	6.09%	$529,482	4.00%	$276,030	2.09%

Tier 1 risk-based capital (3)	805,512	8.61%	$374,882	4.00%	$430,630	4.61%

Adjustments for total risk-based capital:
Subordinated capital debentures	175,000
Allowance for general loan losses	37,750

Total supplementary capital	212,750

Total available capital	1,018,262
Equity investments (2)(4)	(2,360)

Total risk-based capital (3)	$1,015,902	10.91%	$749,764	8.00%	$266,138	2.91%

(1)	Eligible for inclusion in core capital in an amount up to 25% of the Bank’s core capital pursuant to authorization from the OTS.

(2)	Reflects an aggregate offset of $202 representing the allowance for losses maintained against the Bank’s equity investments and non-includable subsidiaries which, pursuant to OTS guidelines, is available as a “credit” against the deductions from capital otherwise required for such investments.

(3)	Under the OTS “prompt corrective action” regulations, the standards for classification as “well capitalized” are a leverage (or “core capital”) ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%.

(4)	Includes one property classified as real estate held for sale which is treated as an equity investment for regulatory capital purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	September 30, 2003
(Dollars in thousands)	Actual		Minimum Capital Requirement		Excess Capital
	Amount	As a % of Assets	Amount	As a % of Assets	Amount	As a % of Assets
Capital per financial statements	$580,997
Minority interest in REIT
Subsidiary (1)	144,000

Adjusted capital	724,997
Adjustments for tangible and core capital:
Intangible assets	(42,666)
Non-includable subsidiaries (2)	(939)
Non-qualifying purchased / originated loan servicing	(5,427)

Total tangible capital	675,965	5.75%	$176,202	1.50%	$499,763	4.25%

Total core capital (3)	675,965	5.75%	$469,872	4.00%	$206,093	1.75%

Tier 1 risk-based capital (3)	675,965	7.67%	$351,879	4.00%	$324,086	3.67%

Adjustments for total risk-based capital:
Subordinated capital debentures	250,000
Allowance for general loan losses	58,397

Total supplementary capital	308,397

Total available capital	984,362
Equity investments (2)(4)	(24,009)

Total risk-based capital (3)	$960,353	11.05%	$703,758	8.00%	$256,595	3.05%

(1)	Eligible for inclusion in core capital in an amount up to 25% of the Bank’s core capital pursuant to authorization from the OTS.

(2)	Reflects an aggregate offset of $202 representing the allowance for losses maintained against the Bank’s equity investments and non-includable subsidiaries which, pursuant to OTS guidelines, is available as a “credit” against the deductions from capital otherwise required for such investments.

(3)	Under the OTS “prompt corrective action” regulations, the standards for classification as “well capitalized” are a leverage (or “core capital”) ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%.

(4)	Includes two properties treated as equity investments for regulatory capital purposes. One property has a book value of $2,053 and is classified as real estate held for sale. The other property has a book value of $21,956 and is classified as property and equipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

OTS capital regulations provide a five-year holding period (or such longer period as may be approved by the OTS) for REO to qualify for an exception from treatment as an equity investment. If an REO property is considered an equity investment, its then current book value is deducted from total risk-based capital. Accordingly, if the Bank is unable to dispose of any REO property (through bulk sales or otherwise) prior to the end of its applicable five-year holding period and is unable to obtain an extension of such five-year holding period from the OTS, the Bank could be required to deduct the then-current book value of such REO property from total risk-based capital. In April 2004, the Bank received from the OTS an extension of the holding periods for certain of its REO properties through April 7, 2005.

The following table sets forth the Bank’s REO at September 30, 2004, by the fiscal year in which the property was acquired through foreclosure.

Fiscal Year	(In thousands)
1990	$2,360	(1)
1991	11,380	(2)
1995	4,948	(2)
2003	57
2004	1,612

Total REO	$20,357

(1)	The Bank treats this property as an equity investment for regulatory capital purposes.

(2)	The Bank received an extension of the holding periods for these properties through April 7, 2005.

28. TRANSACTIONS WITH RELATED PARTIES – THE BANK:

Loans Receivable:

From time to time, in the normal course of business, the Bank may make loans to executive officers and directors, their immediate family members or companies with which they are affiliated. These loans are on substantially the same terms as similar loans with unrelated parties. An analysis of activity with respect to these loans for the year ended September 30, 2004 is as follows:

(In thousands)
Balance September 30, 2003	$16,990
Additions	3,847
Reductions	(1,666)

Balance, September 30, 2004	$19,171

Services:

B.F. Saul Company, which is a shareholder of the Trust, and its subsidiaries provide certain services to the Bank. These services include property management, insurance brokerage and leasing. Fees for these services were $2.4 million, $4.7 million and $775,000 for the years ended September 30, 2004, 2003 and 2002, respectively.

For each of the years ended September 30, 2004, 2003 and 2002, a director of the Bank was paid $100,000 for consulting services rendered to the Bank and $5,000 for service on the Boards of Directors for two of the Bank’s subsidiaries. Another director of the Bank was paid $100,000 for services as Chairman of the Bank’s Audit Committee. A third director of the Bank was paid total fees of $100,000 for consulting services rendered to two subsidiaries of the Bank and $5,000 for services as Chairman of the Board of Directors of those subsidiaries. A fourth director of the Bank was paid $50,000 for consulting services rendered to the Bank for the year ended September 30, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Tax Sharing Agreement:

The Bank and the other companies in the Trust’s affiliated group are parties to a tax sharing agreement (the “Tax Sharing Agreement”). The Tax Sharing Agreement provides for payments to be made by members of the Trust’s affiliated group to the Trust based on their separate company tax liabilities. The Tax Sharing Agreement also provides that, to the extent net operating losses or tax credits of a particular member are used to reduce the overall tax liability of the Trust’s affiliated group, such member will be reimbursed by the other members of the affiliated group that have taxable income in an amount equal to such tax reduction. The Bank paid $8.8, $11.5 and $5.7 million to the Trust during fiscal 2004, 2003 and 2002, respectively, under the Tax Sharing Agreement.

Other:

The Bank paid $9.0, $9.3 and $9.2 million for office space leased from or managed by companies affiliated with the Bank or its directors during the years ended September 30, 2004, 2003 and 2002, respectively.

The Trust, the B.F. Saul Company, Chevy Chase Lake Corporation and Van Ness Square Corporation, affiliates of the Bank, from time to time maintain interest-bearing deposit accounts with the Bank. Those accounts totaled $65.8 and $40.6 million at September 30, 2004 and 2003, respectively. The Bank paid interest on the accounts amounting to $436,000, $342,000 and $504,000 during fiscal years ended 2004, 2003 and 2002, respectively.

29. FINANCIAL INSTRUMENTS – THE BANK:

The Bank, in the normal course of business, is a party to financial instruments with off-balance-sheet risk and other derivative financial instruments to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit at both fixed and variable rates, letters of credit, interest-rate cap agreements and assets sold with limited recourse. All such financial instruments are held or issued for purposes other than trading.

These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

The contractual or notional amount of these instruments reflects the extent of involvement the Bank has in particular classes of financial instruments. For interest-rate cap agreements, assets sold with limited recourse and forward purchase and sale commitments, the contract or notional amounts do not represent exposure to credit loss in the event of nonperformance by the other party. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to Extend Credit:

The Bank had approximately $3.1 billion of commitments to extend credit at September 30, 2004. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. These commitments are subject to the Bank’s normal underwriting and credit evaluation policies and procedures.

Standby Letters of Credit:

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. At September 30, 2004, the Bank had issued standby letters of credit in the amount of $105.4 million to guarantee the performance of and irrevocably assure payment by customers under construction projects. Of the total, $54.3 million will expire in fiscal 2005 and the remainder will expire over time through fiscal 2012. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan commitments to customers. At September 30, 2004, the Bank holds mortgage-backed securities with a book value of $74.3 million that have been pledged as collateral for certain of these letters of credit.

Recourse Arrangements:

The Bank is obligated under various recourse provisions (primarily related to credit losses) related to the securitization and sale of receivables. As a result of these recourse provisions, the Bank maintained restricted cash accounts and overcollateralization of receivables amounting to $19.0 and $1.5 million, respectively, at September 30, 2004, and $19.0 and $4.7 million, respectively, at September 30, 2003, both of which are included in other assets in the Consolidated Balance Sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Bank is also obligated under various recourse provisions related to the swap of single-family residential loans for mortgage-backed securities issued by the Bank. At September 30, 2004, recourse to the Bank under these arrangements was $3.8 million, consisting of restricted cash accounts of $2.0 million and overcollateralization of receivables of $1.8 million. At September 30, 2003, recourse to the Bank under these arrangements was $4.7 million, consisting of restricted cash accounts of $2.7 million and overcollateralization of receivables of $1.9 million.

The Bank is also obligated under recourse provisions related to the servicing of certain of its residential mortgage loans. Recourse to the Bank under these agreements was $4.0 and $3.4 million at September 30, 2004 and 2003, respectively.

Derivative Financial Instruments:

In accordance with SFAS 133, the Bank assigns derivatives to one of these categories at the purchase date: fair value hedge, cash flow hedge or non-designated hedge. SFAS 133 requires an assessment of the expected and ongoing effectiveness of any derivative assigned to a fair value hedge or cash flow hedge relationship.

Fair Value Hedges — For derivatives designated as fair value hedges, the derivative instrument and related hedged item are marked to market through earnings. Derivatives are included in other assets in the Consolidated Balance Sheets.

During fiscal 2004, the Bank discontinued hedging the change in fair value of its mortgage servicing rights.

During fiscal 2003, the Bank hedged the change in fair value of its mortgage servicing rights related to changes in the benchmark Treasury rate using treasury futures and options. At September 30, 2003, mortgage servicing rights with a fair value of $2.1 million were hedged.

At September 30, 2003, the Bank owned treasury futures contracts representing a notional amount of $9.2 million and fair value of $550,000, call options on the treasury futures contracts representing a notional amount of $7.5 million and fair value of $240,000 and put options on treasury futures contracts representing a notional amount of $9.5 million and fair value of $170,000 related to its mortgage servicing rights fair value hedges. The net gain on derivative instruments and related hedged items for the year ended September 30, 2003 was $3.2 million and is reflected as a reduction of servicing assets amortization and other loan expenses in the Consolidated Statements of Operations and Comprehensive Income.

At September 30, 2004, the Bank had certain forward sale commitments, which were designated as fair value hedges of loans held for sale. The net unrealized loss in value of these commitments was $1.1 million at September 30, 2004. The net unrealized gain in the value of the related hedged item was $1.2 million. The net unrealized gains and losses are included in other income in the Consolidated Statement of Operations and Comprehensive Income. Hedge ineffectiveness during the year ended September 30, 2004 was $75,000.

At September 30, 2003, the Bank had certain forward sale commitments, which were designated as fair value hedges of loans held for sale. The net unrealized loss in value of these commitments was $12.7 million at September 30, 2003. The net unrealized loss in the value of the related hedged item was $1.4 million. The net unrealized losses are included in other income in the Consolidated Statement of Operations and Comprehensive Income. Hedge ineffectiveness during the year ended September 30, 2003 was $544,000.

Cash Flow Hedges — For derivatives designated as cash flow hedges, mark to market adjustments are recorded as a component of equity. At September 30, 2004 and 2003, the Bank did not have any derivatives designated as cash flow hedges.

Non-Designated Hedges — Certain economic hedges are not designated as cash flow hedges or as fair value hedges for accounting purposes. As a result, changes in their fair value are recorded in other income in the Consolidated Statements of Operations and Comprehensive Income. The derivatives’ fair values are included in other assets in the Consolidated Balance Sheets.

At September 30, 2004, the Bank had $61.0 million in forward sale commitments. The net unrealized loss in the value of these commitments was $30,000 at September 30, 2004. At September 30, 2004, the Bank had interest rate locks (“IRLs”) with a notional amount of $101.4 million. The net unrealized gain in the value of the IRLs was $27,000.

At September 30, 2003, the Bank had $66.8 million in forward sale commitments. The net unrealized loss in the value of these commitments was $887,000 at September 30, 2003. At September 30, 2003, the Bank had IRLs with a notional amount of $147.0 million. The net unrealized gain in the value of the IRLs was $830,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Concentrations of Credit:

The Bank’s principal market is the metropolitan Washington, DC area. In addition, a significant portion of the Bank’s residential mortgage loans are secured by properties in California. Service industries and federal, state and local governments employ a significant portion of the Washington, DC area labor force. Adverse changes in economic conditions in these areas could have a direct impact on the timing and amount of payments by borrowers.

30. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS – THE BANK:

The majority of the Bank’s assets and liabilities are financial instruments; however, certain of these financial instruments lack an available trading market. Significant estimates, assumptions and present value calculations were therefore used for the purposes of the following disclosure, resulting in a great degree of subjectivity inherent in the indicated fair value amounts. Because fair value is estimated as of the balance sheet date, the amount which would actually be realized or paid upon settlement or maturity could be significantly different. Comparability of fair value amounts among financial institutions may be difficult due to the wide range of permitted valuation techniques and the numerous estimates and assumptions which must be made.

The estimated fair values of the Bank’s financial instruments are as follows:

	September 30,
	2004			2003
(In thousands)	Carrying Amount		Fair Value	Carrying Amount		Fair Value
Financial assets:
Cash, due from banks, interest-bearing deposits, federal funds sold and securities purchased under agreements to resell	$542,548		$542,548	$414,627		$414,627

Loans held for securitization and/or sale	1,965,476		2,036,520	1,378,831		1,393,191
U.S. Government securities	71,192		70,905	46,345		46,531
Mortgage-backed securities	409,303		415,503	478,392		490,764
Loans receivable, net	8,555,557		8,723,302	7,559,557		7,683,109
Other financial assets	456,884		456,884	278,903		278,903

Financial liabilities:
Deposit accounts with no stated maturities	7,005,521		7,005,521	6,374,739		6,374,739
Deposit accounts with stated maturities	1,849,597		1,866,692	1,725,766		1,749,968
Securities sold under repurchase agreements and other short-term borrowings and Federal Home Loan Bank advances	2,943,517		2,954,544	2,155,783		2,214,470
Capital notes-subordinated	171,489	(1)	171,500	245,831	(1)	248,125
Other financial liabilities	182,891		182,891	242,976		242,976

(1)	Net of deferred debt issuance costs which are included in other assets in the Consolidated Balance Sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following methods and assumptions were used to estimate the fair value amounts at September 30, 2004 and 2003:

Cash, due from banks, interest-bearing deposits, federal funds sold and securities purchased under agreements to resell: Carrying amount approximates fair value.

Loans held for securitization and/or sale: The fair value of loans held for securitization and/or sale is determined using discounted cash flow analysis, using quoted prices for loans or securities backed by loans with similar characteristics, or outstanding commitment prices from investors.

U.S. Government securities: Fair value is based on quoted market prices.

Mortgage-backed securities: Fair value is based on quoted market prices, dealer quotes or estimates using dealer quoted market prices for similar securities.

Loans receivable, net: Fair value of certain homogeneous groups of loans (e.g., single-family residential, automobile loans, home improvement loans and fixed-rate commercial and multifamily loans) is estimated using discounted cash flow analyses based on contractual repayment schedules and management’s estimate of future prepayment rates. The discount rates used in these analyses are based on either the interest rates paid on U.S. Treasury securities of comparable maturities adjusted for credit risk and non-interest operating costs, or the interest rates currently offered by the Bank for loans with similar terms to borrowers of similar credit quality. For loans, which reprice frequently at market rates (e.g., home equity, variable-rate commercial and multifamily, real estate construction and ground loans), the carrying amount approximates fair value. The fair value of the Bank’s loan portfolio as presented above does not include the value of established credit line customer relationships, or the value relating to estimated cash flows from future receivables and the associated fees generated from existing customers.

Other financial assets: The carrying amount of Federal Home Loan Bank stock, accrued interest receivable, interest-bearing deposits maintained pursuant to various asset securitizations and other short-term receivables approximates fair value. Interest-only strips receivable and derivative financial instruments are carried at fair value.

Deposit accounts with no stated maturities: Deposit liabilities payable on demand, consisting of NOW accounts, money market deposits, statement savings and other deposit accounts, are assumed to have an estimated fair value equal to carrying value. The indicated fair value does not consider the value of the Bank’s established deposit customer relationships.

Deposit accounts with stated maturities: Fair value of fixed-rate certificates of deposit is estimated based on the remaining maturity of the underlying accounts and interest rates currently offered on certificates of deposits with similar maturities.

Securities sold under repurchase agreements and other short-term borrowings and Federal Home Loan Bank advances: For these borrowings, which either reprice frequently to market interest rates or are short-term in duration, the carrying amount approximates fair value. Fair value of the remaining amounts borrowed is estimated based on discounted cash flow analyses using interest rates currently charged by the lender for comparable borrowings with similar remaining maturities.

Capital notes-subordinated: Fair value of the Bank’s subordinated debentures is based on quoted market prices.

Other financial liabilities: The carrying amount of custodial accounts, amounts due to banks, accrued interest payable, notes payable and other short-term payables approximates fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

31. BUSINESS SEGMENTS – THE BANK:

The Bank has three operating segments: retail banking, commercial banking, and non-banking services. Retail banking consists of traditional banking services, which include lending, leasing and deposit products offered to retail and small business customers. Commercial banking also consists of traditional banking services, as well as products and services tailored for larger corporate customers. Nonbanking services include asset management and similar services offered by subsidiaries of the Bank.

Selected segment information is as follows:

(in thousands)	Retail Banking	Other (1)	Total
Year ended September 30, 2004
Operating income	$762,495	$51,585	$814,080
Operating expense	557,650	44,028	601,678

Core earnings	204,845	7,557	212,402
Non-core items	11,680	7,133	18,813

Operating income	$216,525	$14,690	$231,215

Average assets	$11,625,320	$1,195,111	$12,820,431

Year ended September 30, 2003
Operating income	$718,471	$48,152	$766,623
Operating expense	581,487	41,884	623,371

Core earnings	136,984	6,268	143,252
Non-core items	(456)	3,394	2,938

Operating income	$136,528	$9,662	$146,190

Average assets	$10,658,508	$1,147,447	$11,805,955

Year ended September 30, 2002
Operating income	$690,170	$44,584	$734,754
Operating expense	564,986	40,515	605,501

Core earnings	125,184	4,069	129,253
Non-core items	(15,259)	(10,412)	(25,671)

Net income (loss)	$109,925	$(6,343)	$103,582

Average assets	$10,019,353	$1,075,463	$11,094,816

(1)	Includes commercial banking and non-banking services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The financial information for each segment is reported on the basis used internally by the Bank’s management to evaluate performance. Core earnings excludes certain items such as gains and losses related to certain securitization transactions, adjustments to loan loss reserves in excess of net chargeoffs, amortization of goodwill, and certain other nonrecurring items. Items excluded from Core earnings are shown as non-core items. Measurement of the performance of these segments is based on the management structure of the Bank and is not necessarily comparable with financial information from other entities. The information presented is not necessarily indicative of the segment’s results of operations if each of the segments were independent entities.

32. LITIGATION – THE BANK:

In the normal course of business, the Bank is involved in litigation, which may include litigation arising out of its lending activities, the enforcement or defense of the priority of its security interests, the continued development and marketing of certain of its real estate properties and certain employment claims. Although the amounts claimed in some of these suits in which the Bank is a defendant may be material, the Bank denies liability and, in the opinion of management, litigation currently pending will not have a material impact on the financial condition or future operations of the Bank.

33. MINORITY INTEREST—THE TRUST:

At September 30, 2004 and 2003, minority interest held by affiliates of $114.9 and $98.1 million represent the 20% minority interest in the bank’s common shares.

Minority interest — other consists of the following:

	September 30,
(In thousands)	2004	2003
Preferred Stock of Chevy Chase’s REIT subsidiary	$144,000	$144,000
Chevy Chase’s Preferred Stock (See Note 25)	120,622	74,307
Chevy Chase’s ground lease (See below)	31,391	31,391

Total minority interest—other	$296,013	$249,698

In April 1998, the Bank entered into a ground lease agreement with a single purpose LLC. The LLC’s only significant asset is the land on which the Bank’s executive office building was constructed. Lease payments made to the LLC are presented as minority interest in the Consolidated Statements of Operations beginning July 1, 2003. The following is a schedule by years of the future lease payments under the agreement as of September 30, 2004:

Year Ending September 30,	(In thousands)
2005	$3,509
2006	3,579
2007	3,650
2008	3,723
2009	3,798
Thereafter	272,854

Total	$291,113

The lease, which expires in year 2062, is subject to fixed rent adjustments. At the end of the lease term, the Bank has the option to purchase the land for $84.1 million from the LLC. The lease also allows the owners of the LLC to put their equity interests in the LLC to the Bank, subject to certain limitations.

Effective July 1, 2003, the Bank adopted FIN 46. FIN 46 requires companies to identify variable interest entities and consolidate them if it is determined that the company is the primary beneficiary of the variable interest entity. Pursuant to FIN 46, the Bank consolidated the assets and liabilities of the LLC. As a result, property and equipment and minority interest on the Consolidated Balance Sheets each include $31.4 million at September 30, 2004 and 2003 related to the Bank’s involvement with the LLC. See Note 3.

Minority interest also includes the net cash proceeds received by a subsidiary of the Bank (the “REIT Subsidiary”) from the sale of $150.0 million of its Noncumulative Exchangeable Preferred Stock, Series A, par value $5,000 per share (the “REIT Preferred Stock”). Cash dividends on the REIT Preferred Stock are payable quarterly in arrears at an annual rate of 10- 3/8%. The liquidation value of each share of REIT Preferred Stock is $50,000 plus accrued and unpaid dividends. Except under certain limited circumstances, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

holders of the REIT Preferred Stock have no voting rights. The REIT Preferred Stock is automatically exchangeable for a new series of Preferred Stock of the Bank upon the occurrence of certain events.

The REIT Preferred Stock is redeemable at the option of the REIT subsidiary at any time on or after January 15, 2007, in whole or in part, at the following per share redemption prices plus accrued and unpaid dividends:

(In Thousands)
If redeemed during the 12-month period beginning January 15,	Redemption Price
2007	$52.594
2008	$52.075
2009	$51.556
2010	$51.038
2011	$50.519
2012 and thereafter	$50.000

The Bank received OTS approval to include the net proceeds from the sale of the REIT Preferred Stock in the core capital of the Bank for regulatory capital purposes in an amount up to 25% of the Bank’s core capital. Dividends on the REIT Preferred Stock are presented as minority interest in the Consolidated Statements of Operations.

34. INCOME TAXES—THE TRUST:

The Trust voluntarily terminated its qualification as a real estate investment trust under the Internal Revenue Code during fiscal 1978.

The provisions for income taxes for the years ended September 30, 2004, 2003 and 2002, consist of the following:

	Year Ended September 30,
(In thousands)	2004	2003	2002
Current provision (benefit):
Federal	$114,214	$1,257	$100
State	6,389	2,809	1,563

	120,603	4,066	1,663

Deferred provision (benefit):
Federal	(55,982)	35,936	19,385
State	5,258	6,219	2,095

	(50,724)	42,155	21,480

Total	$69,879	$46,221	$23,143

Tax effect of other items:
Tax effect of other equity transactions	$1,120	$1,894	$757
Tax effect of net unrealized holding gains (losses) reported in stockholders’ equity	—	—	1,365

Total	$1,120	$1,894	$2,122

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Trust’s effective income tax rate varies from the statutory Federal income tax rate as a result of the following factors:

	Year Ended September 30,
(In thousands)	2004	2003	2002
Computed tax at statutory Federal income tax rate	$72,396	$45,657	$29,412
Increase (reduction) in taxes resulting from:
Minority interest	(6,651)	(5,447)	(5,447)
Goodwill and other purchase accounting adjustments	—	—	70
Change in valuation allowance for deferred tax asset allocated to income tax expense	(707)	169	(923)
State income taxes	7,573	5,863	3,314
Tax credits	(1,316)	(977)	(1,583)
Other	(1,416)	956	(1,700)

	$69,879	$46,221	$23,143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The components of the net deferred tax asset (liability) were as follows:

	September 30,
(In thousands)	2004	2003
Deferred tax assets:
Unrealized gains on loans and investments, net	$30,061	$21,606
State net operating loss carry forwards	27,267	38,974
Allowance for loan and real estate losses	22,285	24,519
Deferred compensation	15,740	13,942
Other	12,189	9,618

Gross deferred tax assets	107,542	108,659

Deferred tax liabilities:
Automobile leasing	94,750	161,806
Saul Holdings and Saul Centers	46,771	46,145
Originated servicing rights	38,094	20,097
Property and depreciation	16,611	23,582
Deferred expenses and other	23,518	19,893

Gross deferred tax liabilities	219,744	271,523

	(112,202)	(162,864)
Valuation allowance	(10,300)	(9,240)

Net deferred tax liability	$(122,502)	$(172,104)

At September 30, 2004, the Real Estate Trust and the Bank had state net operating loss carryovers totaling approximately $304.8 million and 247.2 million, respectively. The state net operating loss carryovers will expire in the years 2005 through 2024.

The Trust establishes a valuation allowance against the gross deferred tax asset to the extent the Trust cannot determine that it is more likely than not such assets will be realized through taxes available in carryback years, future reversals of existing taxable temporary differences or projected future taxable income. Such a valuation allowance has been established to reduce the gross deferred asset for state net operating loss carryforwards to an amount that is considered more likely than not to be realized. In fiscal year 2004, the Bank determined it will be able to fully utilize its state net operating loss carryforwards and, as a result, the valuation allowance of $707,000 was eliminated. At the Real Estate Trust, state net operating loss carryforwards in excess of state deferred tax liabilities are fully reserved due to expected future state tax losses.

Management believes the existing net deductible temporary differences will reverse during periods in which the Bank generates taxable income in excess of Real Estate Trust taxable losses. Management believes that the positive consolidated earnings will continue as a result of the Bank’s earnings.

TAX SHARING AGREEMENT

The Trust’s affiliated group, including the Bank, entered into a tax sharing agreement dated June 28, 1990, as amended. This agreement provides that payments be made by members of the affiliated group to the Trust based on their respective allocable shares of the overall federal income tax liability of the affiliated group for taxable years and partial taxable years beginning on or after that date.

Allocable shares of the overall tax liability are prorated among the members with taxable income calculated on a separate return basis. The agreement also provides that, to the extent net operating losses or tax credits of a particular member are used to reduce overall tax liability of the Trust’s affiliated group, such member will be reimbursed on a dollar-for-dollar basis by the other members of the affiliated group that have taxable income in an amount equal to such tax reduction. Under the tax sharing agreement, the Bank paid $8.8, $11.5 and $5.7 million, to the Trust during fiscal 2004, 2003 and 2002.

In recent years, the operations of the Real Estate Trust have generated net operating losses while the Bank has reported net income. It is anticipated that the Trust’s consolidation of the Bank’s operations into the Trust’s federal income tax return will result in the use of the Real Estate Trust’s net operating losses to reduce the federal income taxes the Bank would otherwise owe. If in any future year, the Bank has taxable losses or unused credits, the Trust would be obligated to reimburse the Bank for the greater of (i) the tax benefit to the group using such tax losses or unused tax credits in the group’s consolidated Federal income tax returns or (ii) the amount of tax refund which the Bank would otherwise have been able to claim if it were not being included in the consolidated Federal income tax return of the group.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

35. SHAREHOLDERS’ EQUITY—THE TRUST:

In June 1990, the Trust acquired from affiliated companies an additional equity interest in the Bank, which raised the Trust’s ownership share of the Bank to 80%. In exchange for the interest acquired, the Trust issued 450,000 shares of a new class of $10.50 cumulative preferred shares of beneficial interest with a par value of $1 (the “preferred shares”). The transaction has been accounted for at historical cost in a manner similar to the pooling of interests method because the entities are considered to be under common control. In addition, the Trust acquired two real estate properties from an affiliate in exchange for 66,000 preferred shares.

The Trust paid preferred dividends of $11.6, $12.0 and $12.0 million per year in fiscal 2004, 2003 and 2002, respectively. At September 30, 2004 there were no dividends in arrears on the preferred shares. At September 30, 2003, and 2002, the amount of dividends in arrears on the preferred shares was $6.1 million ($11.90 per share) and $12.7 million ($24.65 per share), respectively.

36. INDUSTRY SEGMENT INFORMATION—REAL ESTATE TRUST:

Industry segment information with regard to the Real Estate Trust is presented below. For information regarding the Bank, please refer to the “Banking” sections of the accompanying financial statements.

	Year Ended September 30
(In thousands)	2004	2003	2002
INCOME (from continuing operations)
Hotels	$96,402	$85,107	$85,235
Office and industrial properties	38,225	39,121	38,923
Other	1,629	1,300	1,452

	$136,256	$125,528	$125,610

OPERATING PROFIT (LOSS) (from continuing operations) (1)
Hotels	$21,879	$15,514	$16,182
Office and industrial properties	19,558	20,688	21,011
Other	265	94	289

	41,702	36,296	37,482
Equity earnings of unconsolidated entities	7,788	7,248	8,811
Impairment loss on investments	—	(998)	(188)
Gain on sales of property	2,769	9,079	—
Interest and amortization of debt expense	(60,130)	(50,529)	(50,430)
Advisory fee, management and leasing fees— related parties	(13,048)	(12,301)	(12,313)
General and administrative	(2,443)	(2,823)	(2,279)

Operating loss from continuing operations	$(23,362)	$(14,028)	$(18,917)

IDENTIFIABLE ASSETS (AT YEAR END)
Hotels	$175,699	$172,662	$177,294
Office and industrial properties	124,966	126,102	128,917
Other	157,504	130,521	131,303

	$458,169	$429,285	$437,514

INTEREST AND AMORTIZATION OF DEBT EXPENSE (from continuing operations)
Hotels	$12,485	$12,317	$12,725
Office and industrial properties	12,512	12,906	12,904
Other	35,133	25,306	24,801

	$60,130	$50,529	$50,430

DEPRECIATION (from continuing operations)
Hotels	$11,921	$11,987	$12,408
Office and industrial properties	6,862	6,949	6,319
Other	23	23	23

	$18,806	$18,959	$18,750

CAPITAL EXPENDITURES AND PROPERTY ACQUISITIONS (from continuing operations)
Hotels	$12,833	$5,368	$1,891
Office and industrial properties	4,782	3,956	6,284
Other	247	414	487

	$17,862	$9,738	$8,662

(1)	Operating profit (loss) includes income less direct operating expenses and depreciation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

37. CONDENSED FINANCIAL STATEMENTS – THE TRUST:

These condensed financial statements reflect the Real Estate Trust and all its consolidated subsidiaries except for the Bank which has been reflected on the equity method.

CONDENSED BALANCE SHEETS

	September 30
(In thousands)	2004	2003
ASSETS
Income-producing properties	$451,277	$435,154
Accumulated depreciation	(180,075)	(162,685)

	271,202	272,469
Land parcels	41,722	42,425
Real estate held for sale - net of depreciation	2,090	2,536
Equity investment in bank	459,897	392,418
Cash and cash equivalents	31,842	18,979
Note receivable and accrued interest - related party	7,677	2,987
Other assets	103,473	89,726

TOTAL ASSETS	$917,903	$821,540

LIABILITIES
Mortgage notes payable	$307,245	$318,265
Mortgage notes payable - real estate held for sale	4,071	4,172
Notes payable – secured	250,000	203,800
Notes payable – unsecured	56,428	55,349
Accrued dividends payable - preferred shares of beneficial interest	—	6,139
Other liabilities and accrued expenses	58,557	65,131

Total liabilities	676,301	652,856

TOTAL SHAREHOLDERS’ EQUITY	241,602	168,684

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$917,903	$821,540

*	See Consolidated Statements of Shareholders’ Equity

CONDENSED STATEMENTS OF OPERATIONS

	For the Year Ended September 30
(In thousands)	2004	2003	2002
Total income	$136,256	$125,528	$125,610
Total expenses	(170,175)	(154,885)	(153,150)
Equity in earnings of unconsolidated entities, net	7,788	7,248	8,811
Gain on sales of property	2,769	9,079	—
Impairment loss on investments	—	(998)	(188)

Real estate operating income (loss) from continuing operations	(23,362)	(14,028)	(18,917)
Equity in earnings of bank	92,280	55,702	38,684

Total company operating income	68,918	41,674	19,767
Income tax benefit (provision)	8,438	4,776	6,550
Discontinued operations-net of income tax benefit	(656)	(563)	(410)

TOTAL COMPANY NET INCOME	$76,700	$45,887	$25,907

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	For the Year Ended September 30
(In thousands)	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$76,700	$45,887	$25,907
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	19,053	19,330	19,147
Amortization of debt expense	4,507	2,028	1,847
Equity in earnings of bank	(92,280)	(55,702)	(38,684)
Equity in earnings of unconsolidated entities, net	(7,788)	(7,248)	(8,811)
Impairment loss on investments	—	998	188
Gain on sale of property	(2,769)	(9,079)	—
Loss on disposal of discontinued real estate asset	310	—	—
Deferred taxes	(1,123)	(657)	2,637
Increase in accounts receivable and accrued income	(10,766)	(3,346)	(12,150)
Increase (decrease) in accounts payable and accrued expenses	(6,023)	(3,465)	1,425
Dividends and tax sharing payments	33,611	27,460	21,667
Other	(1,725)	(2,435)	(2,245)

Net cash provided by operating activities	11,707	13,771	10,928

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures—properties	(17,973)	(9,855)	(8,758)
Property sales	3,719	11,306	9,650
Note receivable and accrued interest - Related party repayments	750	3,500	1,300
Note receivable and accrued interest - Related party advances	(5,440)	—	—
Equity investment in unconsolidated entities	3,220	4,213	3,508
Other investments	(800)	(1,864)	(3,271)
Other	—	—	(239)

Net cash provided by (used in) investing activities	(16,524)	7,300	2,190

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from mortgage financing	—	46,000	14,562
Principal curtailments and repayments of mortgages	(9,923)	(48,600)	(18,261)
Proceeds from secured note financings	9,000	25,050	1,750
Repayments of secured note financings	(12,800)	(23,000)	(2,500)
Proceeds from sales of unsecured notes	6,877	5,539	7,601
Repayments of unsecured notes	(5,798)	(5,346)	(3,162)
Senior secured notes – proceeds	250,000	—	—
Senior secured notes – repayments	(200,000)	—	—
Costs of obtaining financings	(7,676)	(1,705)	(1,005)
Purchase of treasury stock	—	(1,993)	—
Dividends paid—preferred shares of beneficial interest	(12,000)	(12,000)	(12,000)

Net cash provided by (used in) financing activities	17,680	(16,055)	(13,015)

Net increase (decrease) in cash and cash equivalents	12,863	5,016	103
Cash and cash equivalents at beginning of year	18,979	13,963	13,860

Cash and cash equivalents at end of year	$31,842	$18,979	$13,963

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

38. SUBSEQUENT EVENTS – THE REAL ESTATE TRUST:

Beginning on November 15, 2004 and through December 2, 2004, the Real Estate Trust purchased an additional 94,175 common shares of Saul Centers, Inc. for approximately $3.3 million. These purchases increased the Real Estate Trust’s total ownership to 4,184,000 shares representing approximately 25.4% of Saul Centers, Inc. outstanding common stock.

On December 9 2004 the sale of the hotel property, which was placed on the market for sale during fiscal 2004, was finalized and the Real Estate Trust received proceeds from the sale of approximately $2.2 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Trust has prepared its financial statements and other disclosures on a consolidated basis. The term “Trust” used in the text and the financial statements included herein refers to the combined entity, which includes B. F. Saul Real Estate Investment Trust and its subsidiaries, including Chevy Chase and its subsidiaries. The term “Real Estate Trust” refers to B. F. Saul Real Estate Investment Trust and its subsidiaries, excluding Chevy Chase and its subsidiaries. The operations conducted by the Real Estate Trust are designated as “Real Estate,” while the business conducted by the bank and its subsidiaries is identified by the term “Banking.”

CRITICAL ACCOUNTING POLICIES

The Trust’s accounting policies are in conformity with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the Trust’s financial statements and the reported amounts of revenue and expenses during the reporting periods. If judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of the financial statements. Below is a discussion of accounting policies which the Trust considers critical in that they may require judgment in their application or require estimates about matters which are inherently uncertain. Additional discussion of accounting policies which the Trust considers significant, including further discussion of the critical accounting policies described below, can be found in the Notes to the Consolidated Financial Statements.

REAL ESTATE

Real Estate Properties: Income producing properties are stated at the lower of depreciated cost (except those which were acquired through foreclosure or equivalent proceedings, the carrying amounts of which are based on the lower of cost or fair value at the time of acquisition) or net realizable value. Management believes that these assets have generally appreciated in value and, accordingly, the aggregate current value exceeds their aggregate net book value and also exceeds the value of the Real Estate Trust’s liabilities as reported in these financial statements. Because these financial statements are prepared in conformity with GAAP, they do not report the current value of the Real Estate Trust’s real estate assets.

Long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Real Estate Trust recognizes an impairment loss. Measurement of an impairment loss for long-lived assets and identifiable intangibles that the Real Estate Trust expects to hold and use is based on the fair value of the asset. Long-lived assets and certain intangibles to be disposed of are generally reported at the lower of carrying amount or fair value less the cost to sell.

Interest, real estate taxes and other carrying costs are capitalized on projects under construction. Once construction is completed and the assets are placed in service, rental income, direct operating expenses, and depreciation associated with such properties are included in current operations. The Real Estate Trust considers a project to be substantially complete and held available for occupancy upon completion of tenant improvements, but no later than one year from the cessation of major construction activity. Substantially completed portions of a project are accounted for as separate projects. Expenditures for repairs and maintenance are charged to operations as incurred.

Depreciation is calculated using the straight-line method and the estimated useful lives of 28 to 50 years for buildings and up to 20 years for certain other improvements. Tenant improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the term of the related lease.

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cashflows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Trust recognizes an impairment loss. Measurement of an impairment loss for long-lived assets that the Trust expects to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are generally reported at the lower of carrying amount or fair value less costs to sell.

Income Recognition: The Real Estate Trust derives room and other revenues from the operations of its hotel portfolio. Hotel revenue is recognized as earned. The Real Estate Trust derives rental income under noncancelable long-term leases from tenants at its commercial properties. Commercial property rental income is recognized on a straight-line basis.

BANKING

General: The Bank has identified four policies that, due to estimates and assumptions inherent in those policies, involve a relatively high degree of judgment and complexity.

Allowance for Losses: The Bank maintains allowances for possible losses on its loans at levels it believes to be adequate to absorb estimated losses inherent in the loan portfolio at the balance sheet date. Management reviews the adequacy of the allowance for losses using a variety of measures and tools appropriate for the asset type, including historical loss performance, delinquent status, current economic conditions, internal risk ratings, current underwriting policies and practices and market values for similar assets.

Derivative Instruments: The Bank uses a variety of derivative financial instruments in order to mitigate its exposure to changes in market interest rates. To mitigate the risk that the value of mortgage loans held for sale will change as interest rates change, the Bank generally enters into mortgage-backed security forward sales contracts. In addition, the Bank issues commitments to make fixed-rate mortgage loans in which the customer “locks in” the interest rate before closing on the loan. These interest rate locks are treated as derivative instruments in the financial statements. All derivative instruments are recorded on the balance sheet at their fair value, which generally represents the amount of money the Bank would receive or pay if the item were sold or bought in a current transaction. Fair market values are based on market quotes when they are available. If market quotes are not available, fair values are based on market or dealer prices of similar items or discounted cash flows using market estimates of interest rates, prepayment speeds and other assumptions.

When determining the extent to which interest rate exposures should be hedged, the Bank makes certain estimates and judgments relating to, among other things, the probability that the interest-rate lock will become a loan, the timing of the loan closing and the timing of the subsequent sale of the loan transaction. To the extent that the actual results are different from the Bank’s assumptions, the hedging strategy may not be effective in offsetting the changes in the values of the hedged items, and the Bank’s earnings may decline.

Interest-Only Strips Receivable: From time to time, the Bank sells loans and retains an interest-only strip receivable related to the sold items. The interest-only strips receivable are initially recorded by allocating the previous carrying value of the assets involved in the transactions between the assets sold and the interests retained, including the interest-only strips receivable. Subsequently, the interest-only strips receivable are carried at their fair values, with changes in fair value reflected in income. Fair value of these interest-only strips receivable is based on discounted expected future cash flows, which are determined using market assumptions such as discount rates and prepayment speeds, and, in certain circumstances, an estimate of credit losses based on the Bank’s historical experience. The Bank also engages an independent firm that has expertise in this area to evaluate these assets and render an opinion on their fair value. If actual prepayment or default rates significantly exceed the estimates, the actual amount of future cash flow could be less than the expected amount and the value of the interest-only strips receivable, as well as the Bank’s earnings, could decline.

Mortgage Servicing Rights: The Bank sells mortgage loans and retains the right to service those loans (“originated MSR”). Originated MSR are initially recorded by allocating the previous carrying value of the loans between the portion sold and the retained originated MSR. Also, the Bank has purchased the right to service mortgage loans originated by third parties (“purchased MSR” and, together with originated MSR, “MSR”). Purchased MSR are initially recorded at their acquisition cost. Subsequent to origination or purchase, MSR are carried at the lower of their amortized cost or at fair value. Fair value of MSR is based on discounted expected future income, net of related expenses, to be generated by servicing the underlying loans. When determining fair value, the Bank uses several assumptions, the most significant of which are the estimated rate of repayment of the underlying loans and the discount rate. The Bank also engages an independent firm that has expertise in this area to evaluate these assets and render an opinion on their fair value. If actual repayment rates significantly exceed the estimates, the actual amount of future cash flow could be less than the expected amount and the value of the MSR, as well as the Bank’s earnings, could decline.

The Bank believes that the judgments, estimates and assumptions used in the preparation of the Consolidated Financial Statements are appropriate given the factual circumstances at the time. However, given the sensitivity of our Consolidated Financial Statements to these items, the use of other judgments, estimates and assumptions, as well as differences between actual results and the estimates and assumptions, could result in material differences in our results of operations and financial condition.

FINANCIAL CONDITION

REAL ESTATE

The Real Estate Trust’s investment portfolio at September 30, 2004 consisted primarily of hotels, office projects, and land parcels. See “Item 1. Business — Real Estate — Real Estate Investments.”

Overall, the hotel portfolio experienced an average occupancy rate of 66% and an average room rate of $91.67 during fiscal 2004, compared to an average occupancy of 61% and an average room rate of $85.93 during the prior year. REVPAR (revenue per available room) was $60.52 for fiscal 2004, a 15.2% increase from REVPAR for fiscal 2003 of $52.52.

The Real Estate Trust’s hotel portfolio, and the hospitality sector in general, have experienced positive growth, both in occupancy and in average room rates, during fiscal year 2004 reflecting a strong increase in general business travel.

Office space in the Real Estate Trust’s office property portfolio was 90% leased at September 30, 2004, compared to a leasing rate of 85% at September 30, 2003. Although occupancy has increased in fiscal 2004, the Trust has been experiencing a downward trend in its leasing rates commensurate with the competitive commercial office markets in Northern Virginia and Atlanta, Georgia. At September 30, 2004, the Real Estate Trust’s office property portfolio consisted of 13 properties and had a total gross leasable area of 1,978,000 square feet, of which 227,000 square feet (11.5%) and 181,000 square feet (9.2%) are subject to leases expiring in fiscal 2005 and fiscal 2006.

BANKING

General. The Bank’s assets grew to $13.3 billion during fiscal year 2004, an increase of $1.5 billion from fiscal year 2003. The Bank recorded operating income of $231.2 million during fiscal year 2004, compared to operating income of $146.2 million during fiscal year 2003. The increase in income for fiscal year 2004 was primarily attributable to a $73.7 million increase in servicing, securitization and mortgage banking income, a $55.5 million decrease in depreciation and amortization expense, a $32.2 million increase in net interest income and a decrease of $32.9 million in the provision for loan losses. Partially offsetting these items were increases in salaries and employee benefits expense of $20.4 million, other (non-interest) expense of $8.6 million and a decrease in automobile rental income of $78.3 million. See “Results of Operations.”

Servicing, securitization and mortgage banking income increased $73.7 million, or 53.3%, during fiscal year 2004 primarily as a result of increased securitization activity. During fiscal year 2004, the Bank securitized and sold $4.9 billion of loan receivables and recognized a gain of $182.8 million compared to securitization and sale of $2.6 billion of loan receivables and a gain of $92.9 million in fiscal year 2003. See Notes 3 and 17 to the Consolidated Financial Statements in this report. See “Liquidity.” The Bank recognized net losses of $30.3 million and $12.5 million on its interest-only strips receivable during fiscal years 2004 and 2003, respectively, primarily due to increased estimates of future prepayments of the underlying loans.

Real estate owned, net of valuation allowances, decreased from $21.8 million at September 30, 2003 to $20.4 million at September 30, 2004. This reduction was primarily due to sales of properties, partially offset by capitalized costs. At September 30, 2003, based on an analysis of the value of REO and the prospect for recoveries of value, the Bank charged off its valuation allowances of REO in the amount of $71.7 million. See “Asset Quality – REO.”

At September 30, 2004, the Bank’s tangible, core, tier 1 risk-based and total risk-based regulatory capital ratios were 6.09%, 6.09%, 8.61% and 10.91%, respectively. The Bank’s capital ratios exceeded regulatory requirements as well as the standards established for well-capitalized institutions under OTS prompt corrective action regulations. See “Capital.”

In October 2003, the Bank issued $125.0 million of its 8% Preferred Stock and used the proceeds to redeem all of its 13% Preferred Stock on October 31, 2003. On December 2, 2003, the Bank issued $175.0 million of its 2003 Debentures. The net proceeds of the offering, along with short-term borrowings, were used to redeem all of the 1993 Debentures and the 1996 Debentures. The effect of those transactions increased the Bank’s Tier 1 Capital and reduced the dividend and interest rates associated with these capital instruments.

During fiscal year 2004, the Bank declared and paid, out of the retained earnings of the Bank, cash dividends on its Common Stock in the aggregate amount of $3,100 per share.

The Bank’s assets are subject to review and classification by the OTS upon examination. The OTS concluded its most recent safety and soundness examination of the Bank in March 2004.

Asset Quality. Non-Performing Assets. The Bank’s overall level of non-performing assets decreased during fiscal year 2004 due primarily to continued winding down of the Bank’s automobile loan portfolio. The following table sets forth information concerning the Bank’s non-performing assets at the dates indicated. The figures shown are after charge-offs and, in the case of real estate acquired in settlement of loans, after all valuation allowances.

Non-Performing Assets

(Dollars in thousands)

	September 30,
	2004	2003	2002	2001	2000
Non-performing assets:
Non-accrual loans:
Residential mortgage	$8,993	$6,567	$12,731	$6,011	$4,207
Home equity	1,767	1,480	949	1,303	964
Real estate and construction and ground	—	1,004	653	—	70

Total non-accrual real estate loans	10,760	9,051	14,333	7,314	5,241
Commercial	242	249	2,329	—	—
Subprime automobile	1,164	4,372	7,755	13,379	12,026
Prime automobile	1,069	1,484	1,705	6,013	5,117
Other consumer	472	444	431	593	282

Total non-accrual loans (1)	13,707	15,600	26,553	27,299	22,666

Real estate acquired in settlement of loans	20,357	21,820	94,665	115,931	129,213
Allowance for losses on real estate acquired in settlement of loans	—	—	(71,293)	(85,152)	(80,752)

Real estate acquired in settlement of loans, net	20,357	21,820	23,372	30,779	48,461

Total non-performing assets	$34,064	$37,420	$49,925	$58,078	$71,127

Troubled debt restructurings	$—	$—	$—	$—	$—

Allowance for losses on loans	$37,750	$58,397	$66,079	$57,018	$52,518
Allowance for losses on real estate held for investment	202	202	202	202	202
Allowance for losses on real estate acquired in settlement of loans	—	—	71,293	85,152	80,752

Total allowances for losses	$37,952	$58,599	$137,574	$142,372	$133,472

Interest income recorded
Non-accrual assets	$180	$39	$279	$358	$4

Restructured loans	$—	$—	$—	$—	$340

Interest income that would have been recorded had the loans been current in accordance with their original terms
Non-accrual assets	$1,206	$2,098	$3,141	$3,321	$2,434

Restructured loans	$—	$—	$—	$—	$1,323

(1)	Before deduction of allowances for losses.

Non-Performing Assets (Continued)

	September 30,
	2004	2003	2002	2001	2000
Ratios:
Non-performing assets to total assets	0.26%	0.32%	0.44%	0.51%	0.66%
Allowance for losses on real estate loans to non-accrual real estate loans (1)	91.02%	75.65%	44.05%	70.86%	167.60%
Allowance for losses on loans to non-accrual loans (1)	275.41%	374.34%	248.86%	208.86%	231.70%
Allowance for losses on loans to total loans receivable (2)	0.36%	0.65%	0.85%	0.77%	0.67%

(1)	Before deduction of allowances for losses.

(2)	Includes loans receivable and loans held for securitization and/or sale, before deduction of allowance for losses.

Non-performing assets include non-accrual loans, non-accrual real estate held for investment, and REO, acquired either through foreclosure or deed-in-lieu of foreclosure, or pursuant to in-substance foreclosure. Non-accrual loans consist of loans contractually past due 90 days or more or with respect to which other factors indicate that full payment of principal and interest is unlikely.

Non-performing assets totaled $34.1 million at September 30, 2004, compared to $37.4 million, at September 30, 2003. The Bank maintained valuation allowances of $37.8 million and $58.4 million on its loan portfolio at September 30, 2004 and 2003, respectively. The $3.3 million decrease in non-performing assets reflected a net decrease in REO of $1.4 million and a net decrease in non-accrual loans of $1.9 million.

Non-accrual Loans. The Bank’s non-accrual loans totaled $13.7 million at September 30, 2004, a decrease from $15.6 million at September 30, 2003. At September 30, 2004, non-accrual loans consisted of $10.8 million of non-accrual real estate loans and $2.9 million of non-accrual prime automobile, subprime automobile, commercial and other consumer loans compared to non-accrual real estate loans of $9.1 million and non-accrual prime automobile, subprime automobile, commercial and other consumer loans of $6.5 million at September 30, 2003. The decrease in non-accrual prime automobile and subprime automobile loans reflects the winding down of those portfolios.

REO. At September 30, 2004, the Bank’s REO totaled $20.4 million compared to $21.8 million at September 30, 2003. The $1.4 million decrease was primarily a result of sales in the communities and other properties, which was partially offset by additional capitalized costs.

The Bank continues to monitor closely its major non-performing and potential problem assets in light of current and anticipated market conditions. The Bank’s asset workout group focuses its efforts on resolving these problem assets as expeditiously as possible.

Potential Problem Assets. Although not considered non-performing assets, primarily because the loans are not 90 or more days past due and the borrowers have not abandoned control of the properties, potential problem assets are experiencing problems sufficient to cause management to have serious doubts as to the ability of the borrowers to comply with present repayment terms. At September 30, 2004 and 2003, potential problem assets totaled $0.7 million and $14.8 million, respectively. During fiscal year 2004, several potential problem loans were repaid in full.

The Bank’s Watch List Committee meets quarterly and reviews all commercial lending relationships which are rated vulnerable, criticized or classified and have commitments of $1.0 million or greater. This Committee reviews the current status of each relationship, recent changes, performance against the corrective action plan presented at the prior meeting, and the current action plan for the relationship.

Delinquent Loans. At September 30, 2004, delinquent loans totaled $32.4 million, or 0.3% of loans, compared to $61.4 million, or 0.7% of loans, at September 30, 2003. The following table sets forth information regarding the Bank’s delinquent loans at September 30, 2004.

	Principal Balance (Dollars in thousands) Loans Delinquent for
	30-59 days	60-89 days	Total
Residential Mortgage	$7,621	$600	$8,221
Home Equity	4,422	676	5,098
Commercial	3,046	—	3,046
Subprime Automobile	6,804	2,084	8,888
Other Consumer	5,343	1,805	7,148

Total	$27,236	$5,165	$32,401

Total as a Percentage of Loans (1)	0.26%	0.05%	0.31%

(1)	Includes loans held for sale and/or securitization, before deduction of valuation allowances, unearned premiums and discounts and deferred loan origination fees (costs).

Total residential mortgage loans delinquent 30-89 days decreased to $8.2 million at September 30, 2004 from $9.7 million at September 30, 2003. Home equity loans delinquent 30-89 days decreased to $5.1 million at September 30, 2004 from $6.1 million at September 30, 2003.

Total delinquent commercial loans decreased to $3.0 million at September 30, 2004, from $10.8 million at September 30, 2003.

Total delinquent subprime automobile loans decreased to $8.9 million at September 30, 2004, from $23.8 million at September 30, 2003, primarily because the Bank’s portfolio of these loans continues to decline as a result of the Bank’s prior decision to discontinue origination of these loans.

Total delinquent other consumer loans decreased to $7.1 million at September 30, 2004, from $8.6 million at September 30, 2003, primarily because the Bank’s portfolio of indirect automobile loans continues to decline as a result of the Bank’s decision to discontinue origination of these loans.

Troubled Debt Restructurings. A troubled debt restructuring occurs when the Bank agrees to modify significant terms of a loan in favor of a borrower experiencing financial difficulties. The Bank had no troubled debt restructurings at September 30, 2004 and 2003.

Real Estate Held for Investment. At September 30, 2004 and 2003, real estate held for investment consisted of one property with book value of $0.9 million, net of a valuation allowance of $0.2 million.

Allowances for Losses. The following tables show loss experience by asset type and the components of the allowance for losses on loans and the allowance for losses on real estate held for investment or sale. These tables reflect charge-offs taken against assets during the years indicated and may include charge-offs taken against assets, which the Bank disposed of during such years.

Analysis of Allowance for and Charge-offs of Loans

(Dollars in thousands)

	Year Ended September 30,
	2004	2003	2002	2001	2000
Balance at beginning of year	$58,397	$66,079	$57,018	$52,518	$57,839

Provision for loan losses	(14,522)	18,422	51,367	59,496	47,940

Charge-offs:
Single family residential	(279)	(273)	(300)	(99)	(79)
Home equity	(786)	(759)	(832)	(687)	(728)
Commercial real estate and multifamily	—	(382)	(27)	—	(7,120)
Subprime automobile	(15,596)	(30,227)	(40,695)	(49,749)	(40,110)
Other consumer	(9,897)	(13,316)	(14,163)	(13,706)	(10,057)

Total charge-offs	(26,558)	(44,957)	(56,017)	(64,241)	(58,094)

Recoveries:
Home equity	340	248	76	80	78
Commercial real estate and multifamily	—	14	18	—	—
Subprime automobile	14,613	13,384	11,311	7,104	3,074
Other consumer	5,480	5,207	2,306	2,061	1,681

Total recoveries	20,433	18,853	13,711	9,245	4,833

Charge-offs, net of recoveries	(6,125)	(26,104)	(42,306)	(54,996)	(53,261)

Balance at end of year	$37,750	$58,397	$66,079	$57,018	$52,518

Provision for loan losses to average loans (1)	-0.14%	0.22%	0.70%	0.76%	0.66%
Net loan charge-offs to average loans (1)	0.06%	0.31%	0.58%	0.70%	0.73%
Ending allowance for losses on loans to total loans (1) (2)	0.36%	0.65%	0.85%	0.77%	0.67%

(1)	Includes loans held for securitization and/or sale.

(2)	Before deduction of allowance for losses.

Components of Allowance for Losses on Loans by Type

(Dollars in thousands)

	September 30,
	2004		2003		2002		2001		2000
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans

Balance at end of year allocated to:

Single family residential	$4,275	68.6%	$2,161	64.7%	$1,953	59.0%	$2,127	60.9%	$2,127	62.9%

Home equity	3,350	16.5	2,426	15.0	817	14.1	1,007	8.7	1,007	5.5

Commercial real estate and multifamily	144	0.4	162	0.2	124	0.3	197	0.4	893	0.5

Real estate construction and ground	2,025	2.1	2,098	2.6	3,419	3.4	1,852	3.6	4,757	3.8

Commercial	7,361	8.8	14,400	10.0	16,934	10.4	9,135	10.4	6,904	7.7

Prime automobile	5,400	2.6	7,013	5.5	4,150	8.0	7,034	8.1	6,034	10.0

Subprime automobile	4,920	0.3	16,000	1.1	32,000	3.0	32,000	5.8	28,782	8.0

Home improvement	1,795	0.3	1,049	0.5	1,151	1.3	1,523	1.6	1,523	1.2

Overdraft lines of credit and other consumer	1,620	0.4	2,020	0.4	1,635	0.5	491	0.5	491	0.4

Unallocated	6,860		11,068	—	3,896	—	1,652	—	—	—

Total	$37,750		$58,397		$66,079		$57,018		$52,518

The Bank maintains allowances for estimated losses on loans and real estate. The Bank’s total allowances for losses on loans and real estate held for investment or sale decreased to $38.0 million at September 30, 2004, from $58.6 million at September 30, 2003. The allowance for losses on loans decreased to $37.8 million at September 30, 2004, from $58.4 million at September 30, 2003. Management reviews the adequacy of the delinquent status, current economic conditions, internal risk ratings and current underwriting policies and procedures. Using this analysis, management determines a range of acceptable valuation allowances. Management’s prior decisions to discontinue subprime automobile lending and indirect consumer lending, and focus more on residential mortgages, have contributed to the overall improvement in the credit quality of the Bank’s loan portfolio. As the balances of automobile loans continue to decline, charge-offs and delinquencies have also declined. Potential problem assets also declined during the year ended September 30, 2004. The combination of these factors contributed to the Bank’s decision to reduce the amount of its allowance for loan losses at September 30, 2004.

The allowance for losses on loans secured by real estate totaled $9.8 million at September 30, 2004, a $3.0 million increase from the September 30, 2003 level of $6.8 million. The increase is consistent with the growth in the portfolio. The allowance represented 91.0% and 75.7% of the amount of non-performing real estate loans at September 30, 2004 and 2003, respectively.

The allowance for losses on other consumer loans, including automobile, home improvement, overdraft lines of credit and other consumer loans, decreased to $13.7 million at September 30, 2004 from $26.1 million at September 30, 2003. Net charge-offs of subprime automobile loans during fiscal year 2004 were $1.0 million, compared to $16.8 million during fiscal year 2003. The decrease in the allowance and charge-offs was due to the decline in the Bank’s portfolio of these loans as a result of the Bank’s prior decision to discontinue origination of these loans.

The allowance for losses on commercial loans decreased to $7.4 million at September 30, 2004 from $14.4 million at September 30, 2003. The Bank’s interest in one syndicated loan, for which the Bank had established a loss allowance of $4.0 million, was repaid in full during the fiscal year ended September 30, 2004.

The unallocated allowance for losses decreased to $6.9 million at September 30, 2004 from $11.1 million at September 30, 2003. The unallocated allowance is based upon management’s evaluation and judgment of various conditions that are not directly measured in the determination of the allocated allowance. The conditions evaluated in connection with the unallocated allowance include existing general economic and business conditions affecting key lending areas of the Bank, credit quality trends, collateral volumes, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience, regulatory examination results and findings of the Bank’s internal credit evaluations.

The Bank’s allowance for losses on real estate held for investment or sale was $0.2 million at September 30, 2004 and 2003.

Asset and Liability Management. A key element of banking is the monitoring and management of liquidity risk and interest-rate risk. The process of planning and controlling asset and liability mix, volume and maturity to stabilize the net interest spread is referred to as asset and liability management. The objective of asset and liability management is to maximize the net interest yield within the constraints imposed by prudent lending and investing practices, liquidity needs and capital planning.

The Bank’s assets and liabilities are inherently sensitive to changes in interest rates. These movements can result in variations to the overall level of income and market value of equity. Based on the characteristic of a specific asset or liability (including maturity, repricing frequency and interest rate caps) a change in interest rates can significantly affect the contribution to net income by, and market value of, the instrument. If, in the aggregate, the Bank’s assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank is termed “asset sensitive” and will tend to experience an increase in interest income and market value during periods of rising interest rates and declining interest income and market value during periods of falling interest rates. Conversely, if the Bank’s liabilities mature or reprice more quickly or to a greater extent than its assets, the Bank is termed “liability sensitive” and will tend to experience a decrease in interest income and market value during periods of rising interest rates and increased interest income and market value during periods of falling interest rates.

The Bank pursues an asset-liability management strategy designed both to control risk from changes in market interest rates and to maximize interest income in its investment and loan portfolios. To achieve this strategy, the Bank emphasizes the origination and retention of a mix of both adjustable-rate and fixed-rate loan products.

Throughout fiscal year 2004, the Bank continued to originate and hold in its portfolio adjustable-rate loan products at a greater volume than those with fixed interest rates. At September 30, 2004, adjustable-rate loans accounted for 80.8% of total loans, compared to 68.8% at September 30, 2003. This increase was primarily due to increased originations of adjustable-rate mortgage products, which typically reprice monthly and bear interest at rates which are tied to the one-month LIBOR, and an increase in payoffs of fixed-rate mortgage loans due to refinancing activity resulting from continued low interest rates.

A traditional measure of interest-rate risk within the banking industry is the interest sensitivity “gap,” which is the sum of all interest-earning assets minus all interest-bearing liabilities subject to repricing within the same period. Gap analysis is a tool used by management to evaluate interest-rate risk which results from the difference between repricing and maturity characteristics of the Bank’s assets and those of the liabilities that fund them. By analyzing these differences, management can attempt to estimate how changes in interest rates may affect the Bank’s future net interest income. The Bank views control over interest rate sensitivity as a key element in its financial planning process and monitors interest rate sensitivity through its forecasting system. The Bank manages interest rate exposure and will narrow or widen its gap depending on its perception of interest rate movements and the composition of its balance sheet.

A number of asset and liability management strategies are available to the Bank in structuring its balance sheet. These include selling or retaining certain portions of the Bank’s current residential mortgage loan production; altering the Bank’s pricing on certain deposit products to emphasize particular maturity categories; altering the type and maturity of securities acquired for the Bank’s investment portfolio when replacing securities following normal portfolio maturation and turnover; lengthening or shortening the maturity or repricing terms for any current period asset securitizations; and altering the maturity or interest rate reset profile of borrowed funds, if any, including funds borrowed from the FHLB of Atlanta.

The following table presents the Bank’s interest rate sensitivity gap at September 30, 2004. Balances of interest-earning assets and interest-bearing liabilities are shown in the earlier of the period where contractual payments are due, interest rates adjust or prepayment is anticipated to occur. Adjustable and floating rate loans are included in the period in which their interest rates are next scheduled to adjust, and prepayment rates are assumed for all of the Bank’s loans based on management’s estimates. The Bank’s deposits with no stated maturity, including savings and transaction accounts, have interest rates that may reprice at any time. However, market experience has proven that these deposits adjust to market prices over a much longer period of time. The Bank considers these deposits to be relatively insensitive to interest rate changes. The table contains information of the Bank only and does not include consolidation or elimination entries required for the Trust’s financial presentation.

Interest Rate Sensitivity Table (Gap)

(Dollars in thousands)

	Six Months or Less	More than Six Months through One Year	More than One Year through Three Years	More than Three Years through Five Years	More than Five Years	Total
As of September 30, 2004
Real estate loans:
Adjustable-rate	$3,377,555	$401,112	$741,330	$830,640	$292	$5,350,929
Fixed-rate	35,781	29,190	67,520	28,278	7,806	168,575
Home equity credit lines and second mortgages	1,511,050	33,481	98,498	59,215	80,813	1,783,057
Commercial	738,502	14,107	46,521	33,894	85,762	918,786
Consumer and other	129,816	83,121	138,844	15,885	4,294	371,960
Loans held for securitization and/or sale	1,965,476	—	—	—	—	1,965,476
Mortgage-backed securities	66,447	61,600	80,925	119,832	80,499	409,303
Other investments	259,816	—	71,192	—	—	331,008

Total interest-earning assets	8,084,443	622,611	1,244,830	1,087,744	259,466	11,299,094
Total non-interest earning assets	—	—	—	—	1,971,753	1,971,753

Total assets	$8,084,443	$622,611	$1,244,830	$1,087,744	$2,231,219	$13,270,847

Deposits:
Fixed maturity deposits	$873,117	$423,195	$434,830	$118,455	$—	$1,849,597
NOW, statement and passbook accounts	—	56,874	114,291	115,268	3,193,979	3,480,412
Money market deposit accounts	2,364,768	—	—	—	—	2,364,768
Borrowings:
Capital notes - subordinated	—	—	—	—	175,000	175,000
Other	2,229,765	1,851	430,947	242,394	38,560	2,943,517

Total interest-bearing liabilities	5,467,650	481,920	980,068	476,117	3,407,539	10,813,294
Minority interest	—	—	—	—	175,391	175,391
Total non-interest bearing liabilities	—	—	—	—	1,570,301	1,570,301
Stockholders’ equity	—	—	—	—	711,861	711,861

Total liabilities & stockholders’ equity	5,467,650	$481,920	$980,068	$476,117	$5,865,092	$13,270,847

Gap	2,616,793	$140,691	$264,762	$611,627	$(3,148,073)
Cumulative gap	2,616,793	$2,757,484	$3,022,246	$3,633,873	$485,800
Cumulative gap as a percentage of total assets	19.7%	20.8%	22.8%	27.4%	3.7%

The Bank’s one-year gap, as a percentage of total assets, was 20.8% at September 30, 2004, compared to 18.6% at September 30, 2003. The change in the Bank’s one-year gap during the year results from various initiatives undertaken by management in light of the current low interest rate environment, including increased origination of short-term adjustable rate loans which were mostly funded through the use of short-term borrowings.

In addition to gap measurements, the Bank measures and manages interest-rate risk with the extensive use of computer simulation. This simulation includes calculations of Market Value of Portfolio Equity and Net Interest Margin. The Bank established limits on the sensitivity of its net interest income and net portfolio value (“NPV”) to parallel changes in interest rates. Parallel changes in interest rates are defined as instantaneous and sustained movements of interest rates in 100 basis point increments. The Bank calculates its ratio of NPV to the present value of total assets (“NPV Ratio”) for each interest rate shock scenario. The following table shows the estimated impact of parallel shifts in interest rates at September 30, 2004.

	(Dollars in thousands)
(Basis Points) Change in Interest Rates	Changes in Net Interest Income (1)		Change in Net Portfolio Value (2)		NPV Ratio
	Percent	Amount	Percent	Amount
+200	10.4%	$40,029	-8.0%	$(111,506)	8.8%
+100	7.0%	26,863	-2.9%	(40,305)	9.2%
-100	-6.7%	(25,720)	-5.8%	(80,744)	8.9%

(1)	Represents the difference between net interest income for 12 months in a stable interest rate environment and the various interest rate scenarios.

(2)	Represents the difference between net portfolio value (NPV) of the Bank’s equity in a stable interest rate environment and the NPV in the various rate scenarios. NPV is defined as the present value of expected net cash flows from existing assets minus the present value of expected net cash flows from existing liabilities plus the present value of expected net cashflows from existing off-balance sheet contracts.

Computations of prospective effects of hypothetical interest rate changes are based on many assumptions, including relative levels of market interest rates, prepayments and deposit runoff and, therefore, should not be relied upon as indicative of actual results. Certain limitations are inherent in these computations. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgage loans, may have features which restrict interest rate changes on a short-term basis and over the life of the asset. In the event of a change in market interest rates, loan prepayments and early deposit withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, credit risk may increase if an interest rate increase adversely affects the ability of borrowers to service their debt.

Inflation. The impact of inflation on the Bank is different from the impact on an industrial company because substantially all of the assets and liabilities of the Bank are monetary in nature. The most direct impact of an extended period of inflation would be to increase interest rates and to place upward pressure on the operating expenses of the Bank. However, the actual effect of inflation on the net interest income of the Bank would depend on the extent to which the Bank was able to maintain a spread between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, which would depend to a significant extent on its asset-liability sensitivity. The effect of inflation on the Bank’s results of operations for the past three fiscal years has been minimal.

Deferred Taxes. At September 30, 2004, the Bank recorded a net deferred tax liability of $85.0 million, which generally represents the cumulative excess of the Bank’s income tax expense for financial reporting purposes over its actual income tax liability. See Note 34 to the Consolidated Financial Statements in this report.

Capital. At September 30, 2004, the Bank was in compliance with all of its regulatory capital requirements under FIRREA, and its capital ratios exceeded the ratios established for “well-capitalized” institutions under OTS prompt corrective action regulations.

The following table shows the Bank’s regulatory capital levels at September 30, 2004, in relation to the regulatory requirements in effect at that date. The information below is based upon the Bank’s understanding of the regulations and interpretations currently in effect and may be subject to change. The table contains information of the Bank only and does not include consolidation or elimination entries required for the Trust’s financial presentation.

Regulatory Capital

(Dollars in thousands)

	Actual		Minimum Capital Requirement		Excess Capital
	Amount	As a % of Assets	Amount	As a % of Assets	Amount	As a % of Assets
Stockholders’ equity per financial statements	$711,861
Minority interest in REIT Subsidiary (1)	144,000

	855,861
Adjustments for tangible and core capital:
Intangible assets	(42,372)
Non-includable subsidiaries (2)	(929)
Non-qualifying purchased/originated
loan servicing rights	(7,048)

Total tangible capital	805,512	6.09%	$198,556	1.50%	$606,956	4.59%

Total core capital (3)	805,512	6.09%	$529,482	4.00%	$276,030	2.09%

Tier 1 risk-based capital (3)	805,512	8.61%	$374,882	4.00%	$430,630	4.61%

Adjustments for total risk-based capital:
Subordinated capital debentures	175,000
Allowance for general loan losses	37,750

Total supplementary capital	212,750

Total available capital	1,018,262
Equity investments (2)(4)	(2,360)

Total risk-based capital (3)	$1,015,902	10.91%	$749,764	8.00%	$266,138	2.91%

(1)	Eligible for inclusion in core capital in an amount up to 25% of the Bank’s core capital pursuant to authorization from the OTS.

(2)	Reflects an aggregate offset of $0.2 million representing the general allowance for losses maintained against the Bank’s equity investments and non-includable subsidiaries which, pursuant to OTS guidelines, is available as a “credit” against the deductions from capital otherwise required for such investments.

(3)	Under the OTS “prompt corrective action” regulations, the standards for classification as “well capitalized” are a leverage (or “core capital”) ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%.

(4)	Includes one property classified as real estate held for sale which is treated as an equity investment for regulatory capital purposes.

Under the OTS prompt corrective action regulations, an institution is categorized as well capitalized if it has a leverage, or core, capital ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0%, a total risk-based capital ratio of at least 10.0% and is not subject to any written agreement, order, capital directive or prompt corrective action directive to meet and maintain a specific capital level. At September 30, 2004, the Bank’s leverage, tier 1 risk-based and total risk-based capital ratios were 6.09%, 8.61% and 10.91%, respectively, which exceeded the ratios established for well-capitalized institutions. The OTS may reclassify an institution from one category to the next lower category, for example from well capitalized to adequately capitalized, if, after notice and an opportunity for a hearing, the OTS determines that the institution is in an unsafe or unsound condition or has received and has not corrected a less than satisfactory examination rating for asset quality, management, earnings or liquidity. The Bank has not received notice from the OTS of any potential downgrade.

OTS capital regulations provide a five-year holding period, or such longer period as may be approved by the OTS, for REO to qualify for an exception from treatment as an equity investment. If an REO property is considered an equity investment, its then-current book value is deducted from total risk-based capital. Accordingly, if the Bank is unable to dispose of any REO property, whether through bulk sales or otherwise, prior to the end of its applicable five-year holding period and is unable to obtain an extension of the five-year holding period from the OTS, the Bank could be required to deduct the then-current book value of such REO property from total risk-based capital. In April 2004, the Bank received from the OTS an extension of the holding periods for certain of its REO properties through April 7, 2005. The following table sets forth the Bank’s REO at September 30, 2004, by the fiscal year in which the property was acquired through foreclosure.

Fiscal Year	(In thousands)
1990	$2,360	(1)
1991	11,380	(2)
1995	4,948	(2)
2003	57
2004	1,612

Total REO	$20,357

(1)	The Bank treats this property as an equity investment for regulatory capital purposes.

(2)	The Bank received an extension of the holding periods for these properties through April 7, 2005.

Failure to obtain further REO extensions could adversely affect the Bank’s regulatory capital ratios. The Bank’s ability to maintain or increase its capital levels in future periods also will be subject to general economic conditions, particularly in the Bank’s local markets. Adverse general economic conditions or a downturn in local real estate markets could require further additions to the Bank’s allowances for losses and further charge-offs. Any of those developments would adversely affect the Bank’s earnings and thus its regulatory capital levels.

The Bank has historically relied on preferred stock and subordinated debt as significant components of its regulatory capital. Those instruments require significant fixed payments to holders, which increase the Bank’s expenses and reduce the amount of core capital that can be generated through retained earnings.

In October 2003, the Bank issued $125 million of its 8% Preferred Stock. The net proceeds from the issuance of the 8% Preferred Stock were used to redeem all of the 13% Preferred Stock on October 31, 2003.

On December 2, 2003, the Bank issued $175 million aggregate principal amount of its 2003 Debentures. The net proceeds of the offering, along with short-term borrowings, were used to redeem all of the 1993 Debentures and the 1996 Debentures.

Failure by the Bank to remain well capitalized could have a material adverse effect on certain aspects of the Bank’s operations, including its ability to pay dividends. See “Dividends and Other Capital Distributions.”

LIQUIDITY AND CAPITAL RESOURCES

REAL ESTATE

The Real Estate Trust’s cash flows from operating activities have been historically insufficient to meet all of its cash flow requirements. The Real Estate Trust’s internal source of funds, primarily cash flow generated by its income-producing properties, generally have been sufficient to meet its cash needs other than the repayment of principal on outstanding debt, including outstanding unsecured notes sold to the public, the payment of interest on its indebtedness, and the payment of capital improvement costs. In the past, the Real Estate Trust funded such shortfalls through a combination of external funding sources, primarily new financings, the sale of unsecured notes, refinancing of maturing mortgage debt, proceeds from asset sales, and dividends and tax sharing payments from the Bank. For the foreseeable future, the Real Estate Trust’s ability to generate positive cash flow from operating activities and to meet its liquidity needs, including debt service payments, repayment of debt principal and capital expenditures, will continue to depend on these available external sources. Dividends received from the Bank are a component of funding sources available to the Real Estate Trust. The availability and amount of dividends in future periods is dependent upon, among other things, the Bank’s operating performance and income, and regulatory restrictions on such payments. See also the discussion of potential limitations on the payment of dividends by the Bank contained in “Item 1. Business—Banking—Dividends and Other Capital Distributions.”

During fiscal 2004, the Bank made tax sharing payments totaling $8.8 million and dividend payments totaling $24.8 million to the Real Estate Trust.

In recent years, the operations of the Real Estate Trust have generated net operating losses while the Bank has reported net income. The Trust’s consolidation of the Bank’s operations into the Trust’s federal income tax return has resulted in the use of the Real Estate Trust’s net operating losses to reduce the federal income taxes the Bank would otherwise have owed. If in any future year, the Bank has taxable losses or unused credits, the Trust would be obligated to reimburse the Bank for the greater of (1) the tax benefit to the group using such tax losses or unused tax credits in the group’s consolidated federal income tax returns or (2) the amount of the refund which the Bank would otherwise have been able to claim if it were not being included in the consolidated federal income tax return of the group.

During fiscal 2004, the Real Estate Trust purchased, through dividend reinvestment and on the open market, approximately 345,000 shares of common stock of Saul Centers, and as of September 30, 2004, owns approximately 4,090,000 shares representing 25.1% of such company’s outstanding common stock. As of September 30, 2004, the market value of these shares was approximately $134.5 million. Substantially all of these shares have been pledged as collateral with the Real Estate Trust’s revolving credit lenders.

As the owner, directly and through two wholly-owned subsidiaries, of a limited partnership interest in Saul Holdings Partnership, the Real Estate Trust shares in cash distributions from operations and from capital transactions involving the sale of properties. The partnership agreement of Saul Holdings Partnership provides for quarterly cash distributions to the partners out of net cash flow. See “Item 1. Business — Real Estate — Investment in Saul Holdings Limited Partnership.” In fiscal 2004, the Real Estate Trust received total cash distributions of $6.5 million from Saul Holdings Partnership. Substantially all of the Real Estate Trust’s ownership interest in Saul Holdings Partnership has been pledged as collateral with the Real Estate Trust’s two revolving credit lenders.

In March 1998, the Real Estate Trust issued $200.0 million aggregate principal amount of 9.75% Senior Secured Notes due 2008, (the “1998 Notes”).

On February 25, 2004, the Real Estate Trust issued, in a private offering, $250.0 million aggregate principal amount of 7.50% Senior Secured Notes due 2014 (the “2004 Notes”). A substantial portion of the net proceeds of the offering were used to redeem the 1998 Notes, including accrued interest through March 31, 2004 and pay a redemption premium, for early redemption of the notes, of $6.5 million. These funds, totaling $216.25 million, which were escrowed at closing, were paid out on April 1, 2004. The Trust received approximately $28.1 million in proceeds from this offering after the redemption of the 1998 Notes, including accrued interest, the early redemption premium and after deducting costs associated with the offering. The 2004 Notes are nonrecourse obligations of the Real Estate Trust and are secured by a first priority perfected security interest in all of the common stock of the Bank held by the Real Estate Trust. The Real Estate Trust plans to use the net proceeds to fund renovation and construction activities as well as for general corporate purposes.

During fiscal 2004, the Real Estate Trust sold unsecured notes, with a maturity ranging from one to ten years, primarily to provide funds to repay maturing unsecured notes. During fiscal 2004, the Real Estate Trust sold notes amounting to $13.3 million, consisting of $6.9 million of new sales and $6.4 million of rollovers, at a weighted average interest rate of 6.7%. In addition, $5.8 million of unsecured notes were repaid during fiscal 2004. To the degree that the Real Estate Trust does not sell new unsecured notes in an amount sufficient to finance completely the scheduled repayment of outstanding unsecured notes as they mature, it will finance such repayments from other sources of funds.

The Real Estate Trust has an established $55.0 million secured revolving credit line with an unrelated bank that matures on December 12, 2006, with provisions for extending the term annually. This facility is secured by a portion of the Real Estate Trust’s ownership in Saul Holdings Partnership and Saul Centers. Interest is computed by reference to a floating rate index. At September 30, 2004, the Real Estate Trust had no outstanding borrowings and unrestricted availability of $55.0 million.

The Real Estate Trust has also established an additional $45.0 million revolving credit line with an unrelated bank that matures on September 26, 2006. This facility is secured by a portion of the Real Estate Trust’s ownership in Saul Holdings Partnership and Saul Centers. Interest is computed by reference to a floating rate index. At September 30, 2004, the Real Estate Trust had no outstanding borrowings and unrestricted availability of $45.0 million.

The maturity schedule for the Real Estate Trust’s outstanding debt, including mortgage notes payable for real estate held for sale, at September 30, 2004 for fiscal years commencing October 1, 2004 is set forth in the following table:

Debt Maturity Schedule

Fiscal Year	Mortgage Notes	Notes Payable–– Secured	Notes Payable–– Unsecured	Total
	(In thousands)
2005	$16,455	$—	$11,579	$28,034
2006	94,982	—	7,874	102,856
2007	5,521	—	6,499	12,020
2008	5,927	—	3,991	9,918
2009	15,768	—	4,981	20,749
Thereafter	172,663	250,000	21,504	444,167

Total	$311,316	$250,000	$56,428	$617,744

Of the $311.3 million of mortgage notes outstanding at September 30, 2004, $303.5 million was non-recourse to the Real Estate Trust.

In June 2003 the Real Estate Trust refinanced three hotels with a new fixed rate non-recourse financing. The financing consisted of three separate loans totaling $46 million, each with a term of 10 years and a 5.9% interest rate. The financing replaced $38.3 million in existing financing on the three hotels.

Real Estate Development and Capital Expenditures

On September 25, 2003, the Real Estate Trust sold 7.7 acres located in Rockville, Maryland, for $11.3 million, and recognized a gain of $9.1 million on the transaction.

In February 2004 the Commonwealth of Virginia acquired 7.93 acres of land owned by the Real Estate Trust for use in a highway project. The Commonwealth of Virginia has paid $3.6 million which has resulted in an initial gain of approximately $2.7 million.

During the quarter ended June 30, 2004 the Real Estate Trust received a refund of approximately $117,000 for an expenditure relating to the September 2003 land sale. The original gain on the sale of this parcel was recorded in the fiscal year ended September 30 2003. This refund has been recorded as an additional gain on sale of this land parcel in the year ended September 30, 2004.

The Real Estate Trust has placed one of its hotel properties on the market for sale and has written down its investment in this asset by $310,000 to arrive at its estimated fair value, less cost to sell, of $2.1 million. The sale of this asset closed on December 9, 2004.

The Real Estate Trust owns various land parcels with approximately 380 acres of available land. These parcels offer potential development opportunities for the Trust.

The Real Estate Trust believes that the capital improvement costs for its income-producing properties will be in the range of $12.0 to $19.0 million per year for the next several years.

Liquidity Requirements – Real Estate Trust

As of September 30, 2004 the Real Estate Trust had unfunded contractual payment obligations, excluding recurring operating obligations, of approximately $38.0 million due within the next twelve months. The table below specifies the total contractual payment obligations as of September 30, 2004.

(In thousands)	Total Cost	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations
Mortgage Notes Payable	$311,316	$16,455	$100,503	$21,695	$172,663
Notes Payable – Secured	250,000	—	—	—	250,000
Notes Payable – Unsecured	56,428	11,579	14,373	8,972	21,504
Advisory Fee	5,844	5,844	—	—	—
Capital Leases	1,374	659	715	—	—
Development Obligations	3,421	3,421	—	—	—

Total Contractual Cash Obligations	$628,383	$37,958	$115,591	$30,667	$444,167

As of September 30, 2004, the Real Estate Trust’s current contractual obligations, excluding recurring operating obligations, due within one year total approximately $38.0 million. In addition to these contractual obligations the Real Estate Trust has other short-term liquidity requirements consisting primarily of normal recurring operating expenses, regular debt service requirements (including debt service relating to additional and replacement debt), recurring corporate expenditures, non-recurring corporate expenditures (such as tenant improvements and hotel improvements) and dividends to common and preferred shareholders. Overall capital requirements in fiscal year 2005 will depend on any acquisition and development opportunities as well as the level of improvements and redevelopments on existing properties.

The Real Estate Trust expects to fund these capital requirements and normal recurring operating costs through a combination of cash provided by operating activities, cash on hand, new financings, refinancing of maturing debt, proceeds from asset sales and dividends and tax sharing payments from the Bank.

BANKING

Liquidity. The Bank is required to maintain sufficient liquidity to ensure its safe and sound operation. A standard measure of liquidity in the savings industry is the ratio of cash and short-term U.S. Government and other specified securities to net withdrawable accounts and borrowings payable in one year or less. See “BUSINESS – Regulation – Liquidity Requirements.”

The Bank’s primary sources of funds historically have consisted of:

•	principal and interest payments on loans and mortgage-backed securities;

•	savings deposits;

•	sales of loans and trading securities;

•	securitizations and sales of loans; and

•	borrowed funds, including funds borrowed from the FHLB of Atlanta.

The Bank’s holdings of readily marketable securities and eligible loans constitute another important source of liquidity. Approximately $670.8 million of these assets are pledged to the Federal Reserve Bank of Richmond, although there were no outstanding borrowings during fiscal year 2004. As of September 30, 2004, the estimated remaining borrowing capacity, after market value and other adjustments, against that portion of those assets that may be pledged to the FHLB of Atlanta and various securities dealers totaled $3.4 billion.

The Bank accesses the capital markets as an additional means of funding its operations and managing its capital ratios and asset growth. Specifically, the Bank has securitized financial assets, including home equity, home loan and automobile loan receivables, as well as single-family residential loans, because the securitizations provide the Bank with a source of financing at competitive rates and assist the Bank in maintaining compliance with regulatory capital requirements. Additionally, the securitizations have permitted the Bank to limit the credit risk associated with these assets while continuing to earn servicing fees and other income associated with the securitized assets.

Since 1988, the Bank has securitized approximately $23.5 billion of loan receivables. At September 30, 2004, the Bank continues to service $7.1 billion and $151.0 million of securitized residential mortgages and automobile loan receivables, respectively. Chevy Chase derives fee-based income from servicing these securitized portfolios. However, that fee-based income has been adversely affected in prior periods by increases in prepayments, delinquencies and charge-offs related to the receivables in these securitized pools.

The Bank securitized and sold $4.9 billion and $2.6 billion of loan receivables during fiscal year 2004 and 2003, respectively. At September 30, 2004 and 2003, the Bank had $2.0 billion and $1.4 billion, respectively, of loan receivables held for securitization and/or sale. The proceeds from the securitization and sale of various types of loan receivables will continue to be a significant source of liquidity for the Bank.

The Bank uses its liquidity primarily to meet its commitments to fund maturing savings certificates and deposit withdrawals, fund existing and continuing loan commitments, repay borrowings and meet operating expenses. During fiscal year 2004, the Bank used the cash provided by operating, investing and financing activities primarily to (i) fund maturing savings certificates and deposit withdrawals of $52.4 billion, (ii) fund existing and continuing loan commitments, including real estate held for investment or sale, of $3.5 billion, (iii) purchase investments and loans of $7.8 billion and (iv) meet operating expenses, before depreciation and amortization, of $440.5 million. These commitments were funded primarily through (i) proceeds from customer deposits and sales of certificates of deposit of $53.2 billion, (ii) proceeds from sales of loans, trading securities and real estate of $6.5 billion, (iii) principal and interest collected on investments, loans, and securities of $3.6 billion and (iv) proceeds from borrowings of $706.9 million, net of repayment of borrowings.

At September 30, 2004, repayments of borrowed money scheduled to occur during the next 12 months were $2.2 billion. Certificates of deposit maturing during the next 12 months amounted to $1.3 billion. The Bank expects that a significant portion of these maturing certificates of deposit will remain with the Bank. In the event that deposit withdrawals are greater than anticipated, the Bank may have to increase deposit interest rates or rely on alternative and potentially higher cost sources of funds in order to meet its liquidity needs.

The Bank’s liquidity requirements in years subsequent to fiscal year 2004 will continue to be affected both by the asset size of the Bank, the growth of which may be constrained by capital requirements, and the composition of the asset portfolio. Management believes that the Bank’s primary sources of funds, described above, will be sufficient to meet the Bank’s foreseeable liquidity needs. The mix of funding sources utilized from time to time will be determined by a number of factors, including capital planning objectives, lending and investment strategies and market conditions.

Commitments and Contingencies. The Bank periodically transfers loan receivables to special purpose entities that issue securities to investors. These investors are entitled to a return of cash flows, based on the principal and interest provided by the loan receivables transferred. This process is referred to as securitization. Since 1988, the Bank has securitized approximately $23.5 billion of loan receivables.

The Bank transfers receivables from time to time to a special purpose entity commonly referred to as a depositor. The depositor then establishes a trust for each particular securitization, and transfers the related loans to that particular trust. The trust uses proceeds from the sale of the securities to pay the depositor for the loans sold to the trust, and the depositor in turn pays the proceeds over to the Bank. These securitization vehicles are not consolidated within the Bank’s consolidated financial statements since they satisfy the criteria established by Statement of Financial Accounting Standards No. 140, “Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” In general, these criteria require the securitization vehicles to be legally isolated from the transferor (the Bank), be limited to permitted activities, and have defined limits on the assets they can hold and the permitted sales, exchanges or distribution of its assets.

When the Bank sells or securitizes loans, the Bank generally retains the right to service the loans. At September 30, 2004, the Bank continues to service $7.1 billion and $151.0 million of securitized residential mortgages and automotive loan receivables, respectively. In addition, when the Bank sells or securitizes loans, the Bank may retain a limited amount of recourse through one or more means, most often the establishment of reserve accounts, overcollateralization of receivables or retention of subordinated classes. At September 30, 2004 and 2003, total recourse to the Bank related to loan securitization transactions was $14.8 million and $31.7 million, respectively. See Note 8 to the Consolidated Financial Statements for additional information concerning loan securitization transactions.

The Bank is also obligated under recourse provisions related to the servicing of certain of its residential mortgage loans. At September 30, 2004 and 2003, the recourse to the Bank under these arrangements totaled $4.0 million and $3.4 million, respectively.

The Bank’s commitments to extend credit at September 30, 2004 are set forth in the following table.

(In thousands)
Commitments to originate loans	$807,347

Loans in process (collateralized loans):
Home equity	1,155,364
Real estate construction and ground	220,728
Commercial	457,253

Subtotal	1,833,345

Loans in process (unsecured loans):
Overdraft lines	139,335
Commercial	330,541

Subtotal	469,876

Total commitments to extend credit	$3,110,568

Based on historical experience, the Bank expects to fund substantially less than the total amount of its outstanding overdraft line and home equity credit line commitments, which together accounted for 41.6% of commitments to extend credit at September 30, 2004.

The following table summarizes certain of our material contractual cash obligations associated with operating, investing and financing activities as of September 30, 2004:

	Payments due by period (In thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	$2,003,987	$621,109	$829,221	$348,532	$205,125
Operating lease obligations	198,726	24,538	46,885	33,634	93,669

Total	$2,202,713	$645,647	$876,106	$382,166	$298,794

Additionally, the Bank’s 8% Preferred Stock pays quarterly dividends in arrears at a yearly rate of $2.00 per share, totaling approximately $10.0 million in preferred stock dividends to be paid by the Bank on an annual basis. The preferred stock is redeemable for cash, at $25.00 per share plus any accrued and unpaid dividends, at the Bank’s option on or after October 1, 2008. The preferred stock has no stated maturity.

There were no material commitments for capital expenditures at September 30, 2004.

RESULTS OF OPERATIONS

The Real Estate Trust’s ability to generate revenues from property ownership and development is significantly influenced by a number of factors, including national and local economic conditions, the level of mortgage interest rates, governmental actions, such as changes in real estate tax rates, and the type, location, size and stage of development of the Real Estate Trust’s properties. Debt service payments and most of the operating expenses associated with income-producing properties are not decreased by reductions in occupancy or rental income. Therefore, the ability of the Real Estate Trust to produce net income in any year from its income-producing properties is highly dependent on the Real Estate Trust’s ability to maintain or increase the properties’ levels of gross income. The relative illiquidity of real estate investments tends to limit the ability of the Real Estate Trust to vary its portfolio promptly in response to changes in economic, demographic, social, financial and investment conditions. See “Financial Condition—Real Estate.”

The bank’s operating results historically have depended primarily on its “net interest spread,” which is the difference between the rates of interest earned on its loans and securities investments and the rates of interest paid on its deposits and borrowings. In recent periods, the bank has generated significant income from loan servicing and securities activities and deposit fees. In addition to interest paid on its interest-bearing liabilities, the bank’s principal expenses are operating expenses.

FISCAL 2004 COMPARED TO FISCAL 2003

REAL ESTATE

The Real Estate Trust recorded a loss from continuing operations before depreciation of $4.6 million and an operating loss from continuing operations of $23.4 million for fiscal 2004, compared to income from continuing operations before depreciation of $4.9 million and an operating loss from continuing operations of $14.0 million for fiscal 2003. The changes reflect improved operating results in the hotel portfolio and lower write-downs of the Real Estate Trust’s non-public investments which were offset by declining results in the office and industrial portfolio, increased interest expense, the write-off of unamortized debt costs of $2.4 million, the early redemption premium of $6.5 million, included in interest and amortization of debt expense, associated with the payoff of the Real Estate Trust’s $200 million Senior Secured Notes and differences in the respective gains recognized on property sales, $9.1 million in fiscal 2003 compared to $2.8 million in fiscal 2004.

Income after direct operating expenses from hotels increased $6.3 million, or 22.9%, in fiscal 2004 from the level achieved in fiscal 2003. Total revenue increased $11.3 million, or 13.3%, as the overall occupancy percentage for the hotel properties increased from 61.1% in fiscal 2003 to 66.0% in fiscal 2004 while the average room rate increased $5.74, or 6.7% from $85.93 in fiscal 2003 to $91.67 in fiscal 2004, reflecting improved demand at the Real Estate Trust’s hotel properties, particularly the Northern Virginia and Florida properties. Room sales for fiscal 2004 increased $10.3 million, or 15.5%, from fiscal year 2003, while food, beverage and other sales increased $956,000, or 5.2%. Direct operating expenses increased $5.0 million, or 8.7%, reflecting increased operating costs, such as payroll, advertising and other operating costs associated with the increased hotel occupancy.

Income after direct operating expenses from office and industrial properties decreased $1.2 million, or 4.4%, in fiscal 2004 compared to fiscal 2003. Total revenue decreased $896,000, or 2.3%, in fiscal 2004 as increased vacancy during the first and second fiscal quarters of 2004, specifically at two of the Trust’s office properties, offset contractual rent increases. In addition, leased space is turning over at lower rental rates in the current fiscal period. Direct operating expenses increased $321,000, or 2.8% in fiscal 2004 as increased bad debt, repair and maintenance and utility costs were slightly offset by lower property taxes.

Other income, which includes interest income, income from other real estate properties and other miscellaneous income, increased $329,000, or 25.3%, in fiscal 2004 principally due to increased revenue from the Real Estate Trust’s other real estate investments and higher interest income in the 2004 period reflecting the increased invested cash balance resulting from the net proceeds received from the $250 million Senior Secured Debt offering.

Land parcels and other expense increased $158,000, or 13.4%, in fiscal 2004 when compared to fiscal 2003 as a result of increased operating expenses at the Real Estate Trust’s other real estate investments.

Interest and amortization of debt expense increased $9.6 million, or 19.0%, from $50.5 million in the fiscal 2003 period to $60.1 million in the fiscal 2004 period. The fiscal 2004 period includes the $6.5 million redemption premium paid as a result of the early redemption of the $200 million Senior Secured Notes. Other interest expense, which increased $884,000 in the fiscal 2004 period, includes interest on the new $250 million Senior Secured Notes which were issued on February 25, 2004 and interest is payable from that date, therefore interest expense includes interest on both the $200 million and the $250 million Senior Secured Debt from February 25, 2004 through March 31, 2004. This overlap in interest resulted in additional interest charges of approximately $1.9 million in the fiscal 2004 period. This increase in interest expense was slightly offset by lower interest expense on other debt due to lower mortgage and line of credit balances and lower interest rates on those borrowings. The average balance of outstanding borrowings increased to $638.1 million in the fiscal 2004 period from $585.1 million in the fiscal 2003 period, reflecting the overlap period of the Senior Secured Debt which offset lower mortgage and line of credit balances. The average cost of borrowings was 9.06% in the fiscal 2004 period and 8.68% in the fiscal 2003 period, reflecting the $6.5 million redemption premium paid in fiscal 2004 which offset the 225 basis point reduction in the outstanding Senior Secured Note debt. Amortization of debt expense increased $2.2 million, reflecting the write-off of unamortized debt costs of $2.4 million relating to the $200 million Senior Secured Notes. This increase was slightly offset by lower other debt cost amortization reflecting debt refinancing and extensions which settled during the 2003 fiscal year.

Depreciation expense decreased $153,000, or 0.8%, as a result of the retirement of certain office and hotel improvements in fiscal 2003 which offset the additional depreciation expense of new income-producing assets and tenant improvements placed into service in fiscal 2004.

Advisory, management and leasing fees paid to related parties increased $747,000, or 6.1%, in the fiscal 2004 period when compared to the fiscal 2003 period. The advisory fee in fiscal 2004 was $472,000 per month compared to $458,000 per month for fiscal 2003, an aggregate increase of $168,000. The remainder of the cost increase, totaling $579,000, was due to higher hotel management fees reflecting the 13.3% increase in hotel revenue and increased office leasing costs paid.

General and administrative expense decreased $380,000, or 13.5%, from $2.8 million in the fiscal 2003 period to $2.4 million in the fiscal 2004 period. Lower legal and licensing costs were slightly offset by other increases, such as the write-off of certain acquisition and development costs for projects that the Real Estate Trust has determined not to pursue.

Equity in earnings of unconsolidated entities reflected net earnings of $7.8 million in the fiscal 2004 period as compared to $7.2 million in the fiscal 2003 period, an increase of approximately $600,000. Earnings from Saul Holdings Partnership and Saul Centers were lower by $239,000 in fiscal 2004 primarily due to the dilution caused by the November 2003 Saul Centers preferred stock offering. Losses from other investments totaled $616,000 in fiscal 2004 as compared to losses of $1.4 million in fiscal 2003. These losses are a result of write-downs of a certain non-public investment accounted for under the equity method.

The Real Estate Trust recorded an impairment charge of $998,000 in the fiscal 2003 period due to write-downs of certain non-public investments accounted for under the cost method. No impairment charges were recorded in the fiscal 2004 period.

In February 2004 the Commonwealth of Virginia acquired 7.93 acres of land owned by the Real Estate Trust for use in a highway project. The Commonwealth of Virginia has paid $3.6 million which has resulted in an initial gain of approximately $2.7 million. In addition, during the quarter ended June 30, 2004 the Real Estate Trust received a refund of approximately $117,000 for an expenditure relating to a September 2003 land sale. The original gain on the sale of this parcel was recorded in the fiscal year ended September 30 2003. This refund has been recorded as an additional gain on sale of this land parcel in the fiscal year ended September 30, 2004.

On September 25, 2003 the Real Estate Trust sold a land parcel in Rockville, Maryland for $11.3 million resulting in a gain of $9.1 million.

The Real Estate Trust has placed one of its hotel properties on the market for sale and has written down its investment in this asset by $310,000 to arrive at its estimated fair value, less cost to sell, of $2.1 million. Included in the fiscal 2004 period Loss from Operations of Discontinued Real Estate Asset of $1.0 million is the $310,000 write-down. The sale of this asset closed on December 9, 2004.

BANKING

Overview. The Bank recorded operating income of $231.2 million for the year ended September 30, 2004, compared to operating income of $146.2 million for the year ended September 30, 2003. The improvement in income in fiscal year 2004 was primarily due to increases in servicing, securitization and mortgage banking income, as well as net interest income and decreases in the provision for loan losses and depreciation and amortization expense. A decrease in automobile rental income and increases in salaries and employee benefits and other (non-interest) expenses partially offset the increased income. The Bank’s net income in future periods will continue to be affected by increased operating expenses associated with expansion of the Bank’s branch network and other areas of business and potential use of relatively higher cost sources of funding to support continued growth.

Net Interest Income. Net interest income, before the provision for loan losses, increased $32.2 million (or 13.1%) in fiscal year 2004 from fiscal year 2003. Interest income recorded on non-accrual assets and restructured loans totaled $0.2 million during fiscal year 2004. The Bank would have recorded interest income of $1.2 million in fiscal year 2004 if non-accrual assets and restructured loans had been current in accordance with their original terms. The Bank’s net interest income in future periods will continue to be adversely affected by the Bank’s non-performing assets. See “Financial Condition – Asset Quality – Non-Performing Assets.”

The following table sets forth, for the periods indicated, information regarding the total amount of income from interest-earning assets and the resulting yields, the interest expense associated with interest-bearing liabilities, expressed in dollars and rates, and the net interest spread and net yield on interest-earning assets. The table contains information of the Bank only and does not include consolidation or elimination entries required for the Trust’s financial presentation.

Net Interest Margin Analysis

(Dollars in thousands)

	Year Ended September 30,
	2004			2003			2002
	Average Balances	Interest	Yield/ Rate	Average Balances	Interest	Yield/ Rate	Average Balances	Interest	Yield/ Rate
Assets:
Interest-earning assets:
Loans receivable, net (1)	$10,081,196	$411,640	4.08%	$8,512,601	$402,405	4.73%	$7,349,188	$454,297	6.18%
Mortgage-backed securities	435,313	20,505	4.71	682,799	36,625	5.36	1,233,159	74,358	6.03
Federal funds sold and securities
purchased under agreements to resell	67,738	748	1.10	70,282	885	1.26	48,022	857	1.78
Trading securities	27,079	1,355	5.00	87,247	4,801	5.50	47,241	2,988	6.33
Investment securities	58,488	1,163	1.99	46,399	1,192	2.57	46,206	1,527	3.30
Other interest-earning assets	219,553	5,860	2.67	191,318	5,643	2.95	200,286	7,372	3.68

Total	10,889,367	441,271	4.05	9,590,646	451,551	4.71	8,924,102	541,399	6.07

Non-interest earning assets:
Cash	287,557			298,697			257,790
Real estate held for investment or sale	20,785			24,597			27,693
Property and equipment, net	482,874			471,845			454,282
Automobiles subject to lease, net	635,526			1,039,802			1,110,660
Goodwill and other intangible assets, net	24,181			24,597			25,832
Other assets	480,141			355,771			294,457

Total assets	$12,820,431			$11,805,955			$11,094,816

Liabilities and stockholders’ equity:
Interest-bearing liabilities:
Deposit accounts:
Demand deposits	$2,094,878	4,351	0.21	$1,799,489	4,601	0.26	$1,537,403	4,792	0.31
Savings deposits	1,200,609	3,294	0.27	1,099,990	4,921	0.45	974,371	9,346	0.96
Time deposits	1,746,956	33,447	1.91	1,925,830	49,195	2.55	2,370,643	98,262	4.14
Money market deposits	2,322,983	17,159	0.74	2,114,947	21,405	1.01	1,813,702	31,512	1.74

Total deposits	7,365,426	58,251	0.79	6,940,256	80,122	1.15	6,696,119	143,912	2.15
Borrowings	3,173,104	104,771	3.30	2,769,252	125,357	4.53	2,688,025	129,274	4.81

Total liabilities	10,538,530	163,022	1.55	9,709,508	205,479	2.12	9,384,144	273,186	2.91

Non-interest-bearing items:
Non-interest bearing deposits	1,146,484			1,091,918			845,455
Other liabilities	302,171			317,225			221,286
Minority interest	175,391			146,580			144,000
Stockholders’ equity	657,855			540,724			499,931

Total liabilities and stockholders’ equity	$12,820,431			$11,805,955			$11,094,816

Net interest income		$278,249			$246,072			$268,213

Net interest spread (2)			2.51%			2.59%			3.16%

Net yield on interest-earning assets (3)			2.56%			2.57%			3.01%

Interest-earning assets to interest-bearing liabilities			103.33%			98.78%			95.10%

(1)	Includes loans held for sale and/or securitization. Interest on non-accruing loans has been included only to the extent reflected in the Consolidated Statements of Operations and Comprehensive Income; however, the loan balance is included in the average amount outstanding until transferred to real estate acquired in settlement of loans.

(2)	Equals weighted average yield on total interest-earning assets less weighted average rate on total interest-bearing liabilities.

(3)	Equals annualized net interest income divided by the average balances of total interest-earning assets.

The following table presents certain information regarding changes in interest income and interest expense of the Bank during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to changes in volume (change in volume multiplied by old rate); changes in rate (change in rate multiplied by old volume); and changes in rate and volume.

Volume and Rate Changes in Net Interest Income

(In thousands)

	Year Ended September 30, 2004 Compared to Year Ended September 30, 2003 Increase (Decrease) Due to Change in (1)			Year Ended September 30, 2003 Compared to Year Ended September 30, 2002 Increase (Decrease) Due to Change in (1)
	Volume	Rate	Total Change	Volume	Rate	Total Change
Interest income:
Loans (2)	$68,343	$(59,108)	$9,235	$65,112	$(117,004)	$(51,892)
Mortgage-backed securities	(12,065)	(4,055)	(16,120)	(30,248)	(7,485)	(37,733)
Federal funds sold and securities purchased under agreements to resell	(31)	(106)	(137)	326	(298)	28
Trading securities	(3,046)	(400)	(3,446)	2,245	(432)	1,813
Investment securities	273	(302)	(29)	6	(341)	(335)
Other interest-earning assets	785	(568)	217	(318)	(1,411)	(1,729)

Total interest income	54,259	(64,539)	(10,280)	37,123	(126,971)	(89,848)

Interest expense:
Deposit accounts	4,657	(26,528)	(21,871)	5,070	(68,860)	(63,790)
Borrowings	16,549	(37,135)	(20,586)	3,828	(7,745)	(3,917)

Total interest expense	21,206	(63,663)	(42,457)	8,898	(76,605)	(67,707)

Increase (decrease) in net interest income	$33,053	$(876)	$32,177	$28,225	$(50,366)	$(22,141)

(1)	The net change attributable to the combined impact of volume and rate has been allocated in proportion to the absolute value of the change due to volume and the change due to rate.

(2)	Includes loans held for sale and/or securitization.

Interest Income in fiscal year 2004 decreased $10.3 million (or 2.3%) from fiscal year 2003 primarily as a result of lower interest income on mortgage-backed securities, which resulted from lower average yields and lower average balances of those securities. Also contributing to the decreased income were lower average yields on loans receivable, which was offset by a $1.6 billion increase in the average balances of loans receivables.

The Bank’s net interest spread decreased slightly to 2.51% in fiscal year 2004 from 2.59% in fiscal year 2003. The 8 basis point decrease reflected a greater decrease in interest earning asset average yields than interest bearing liability average costs. Average interest-earning assets as a percentage of average interest bearing liabilities increased to 103.3% in fiscal year 2004 compared to 98.8% in fiscal year 2003.

Interest income on loans, the largest category of interest-earning assets, increased $9.2 million from fiscal year 2003 primarily because of higher balances of loans receivable which was partially offset by lower average yields caused by declines in the various indices on which interest rates on adjustable rate loans are based. The average yield on the loan portfolio decreased 65 basis points (from 4.73% to 4.08%) from fiscal year 2003. Interest income on single-family residential loans increased $33.0 million due to $1.6 billion of higher average balances, which was partially offset by lower average yields during fiscal year 2004. Lower average yields and lower average balances of automobile loans resulted in a $28.9 million (or 49.6%) decrease in interest income on those loans.

Interest income on mortgage-backed securities decreased $16.1 million (or 44.0%) primarily because of a $247.5 million reduction in average balances and, to a lesser extent, a decrease in the average interest rates on those securities from 5.36% to 4.71%.

Interest expense on deposits decreased $21.9 million (or 27.3%) during fiscal year 2004, due to decreased average rates. The 36 basis point decrease in the average rate on deposits (from 1.15% to 0.79%) resulted from a reduction in the rates paid by the Bank in response to declines in market interest rates.

Interest expense on borrowings decreased $20.6 million (or 16.4%) in fiscal year 2004 compared to fiscal year 2003. The decrease resulted from lower average rates paid on Federal Home Loan Bank advances (from 4.68% to 3.19%) which resulted in a decrease of $9.3 million in interest expense. Partially offsetting the decrease in interest expense on borrowings was an increase in the average balance of Federal Home Loan Bank advances of $681.1 million (or 32.8%). In addition, the average rate on subordinated debentures decreased to 7.57% from 9.25% resulting in a decrease of $7.3 million in interest expense. On December 2, 2003, the Bank issued $175.0 million aggregate principal amount of 6 7/8% subordinated debentures due 2013. On January 2, 2004, the net proceeds of the offering, along with short-term borrowings, were used to redeem all $250.0 million of the Bank’s 9¼% subordinated debentures due 2005 and 2008.

Provision for Loan Losses. The Bank recorded a negative provision for loan losses of $14.5 million in fiscal year 2004 compared to a provision of $18.4 million in fiscal year 2003. Management’s prior decisions to discontinue subprime automobile lending and indirect consumer lending, and focus more on residential mortgages, have contributed to the improvement in the overall credit quality of the Bank’s loan portfolio. As balances of automobile loans continue to decline, charge-offs and delinquencies also have been declining. Potential problem assets also declined during the year ended September 30, 2004. The combination of these factors contributed to the Bank’s decision to reduce the allowance for loan losses. See “Financial Condition – Asset Quality – Allowances for Losses.”

Other Income. Other non-interest income decreased slightly to $539.5 million in fiscal year 2004 from $539.8 million in fiscal year 2003. The $0.3 million decrease resulted from decreases in automobile rental income and was mostly offset by increases in servicing, securitization and mortgage banking income and deposit servicing fees.

Automobile rental income decreased to $157.0 million during fiscal year 2004 from $235.4 million in the prior year. The decrease resulted primarily from a $404.3 million (or 38.9%) decrease in average outstanding leases as a result of the Bank’s prior decision to discontinue origination of automobile leases.

Servicing, securitization, and mortgage banking income increased to $211.9 million in fiscal year 2004, from $138.2 million in fiscal year 2003, primarily as a result of an increase in the volume of loans securitized and sold. The Bank securitized and sold $4.9 billion of loans receivable during fiscal year 2004 compared to $2.6 billion in the prior year.

Deposit servicing fees increased $6.6 million (or 5.4%) during fiscal year 2004 primarily due to fees generated from the continued expansion of the Bank’s branch and ATM network.

Operating Expenses. Operating expenses for fiscal year 2004 decreased $20.3 million (or 3.3%) from fiscal year 2003. The decrease in operating expenses is largely due to a decline in depreciation and amortization which was partially offset by increases in salaries and employee benefits and other (non-interest) expenses.

Depreciation and amortization decreased $55.5 million (or 25.7%) from fiscal year 2003, largely as a result of decreased depreciation expense of automobiles subject to lease. Depreciation expense related to automobiles subject to lease decreased $50.0 million, to $120.9 million during fiscal year 2004, due to lower levels of outstanding leases. The reduced levels reflect the Bank’s prior decision to discontinue origination of automobile leases.

Salaries and employee benefits increased $20.4 million (or 9.6%) during fiscal year 2004 due primarily to increased expenses in the residential mortgage lending area and retail branch network.

Other (non-interest) expenses increased $8.7 million (or 14.8%) primarily as a result of costs related to the January 2, 2004 redemption of the Bank’s $250.0 million of subordinated debentures due 2005 and 2008.

FISCAL 2003 COMPARED TO FISCAL 2002

REAL ESTATE

The Real Estate Trust recorded income from continuing operations before depreciation of $4.9 million and an operating loss from continuing operations of $14.0 million for fiscal 2003, compared to a loss from continuing operations before depreciation of $167,000 and an operating loss from continuing operations of $18.9 million for fiscal 2002. The increase was largely attributable to a $9.1 million gain on the sale of a property which offset higher impairment losses and losses on unconsolidated entities.

Income after direct operating expenses from hotels decreased $1.1 million, or 3.8%, in fiscal 2003 from the level achieved in fiscal 2002. Total revenue remained fairly constant between the periods, decreasing by $128,000, or approximately 0.2%, as increased revenues at many of the hotel properties were offset by a substantial decrease in revenue at one of the hotel properties as this property was under renovation for much of the fiscal 2003 and occupancy was lower due to rooms being taken out of service for the renovation. Room sales for fiscal 2003 decreased $100,000, or 0.1%, from fiscal year 2002, while food, beverage and other sales decreased $28,000, or 0.2%. Direct operating expenses increased $961,000, or 1.7%, due mainly to increased payroll and utility costs.

Income after direct operating expenses from office and industrial properties increased $307,000, or 1.1%, in fiscal 2003 compared to fiscal 2002. Total revenue increased $198,000, or 0.5%, in fiscal 2003 as revenue increased at the two new office properties which were placed into service in fiscal year 2002 by $925,000 which was offset by lower revenue at the eleven office properties owned and operating throughout both periods of $727,000. This lower revenue was a result of leased space turning over at lower rental rates in the current period. Direct operating expenses remained constant, decreasing $109,000, or 0.9%.

Other income, which includes interest income, income from other real estate properties and other miscellaneous income, decreased $152,000, or 10.5%, principally due to lower interest income in the fiscal 2003 period.

Land parcels and other expense increased $43,000, or 3.8%, in fiscal 2003 from fiscal 2002 due to higher real estate taxes and other carrying charges.

Interest and amortization of debt expense remained relatively constant, increasing $99,000, or 0.2%, in fiscal 2003. Interest expense decreased $43,000, or less than 0.1% as the average balance of outstanding borrowings increased to $585.1 million for fiscal 2003 from $583.7 million for the prior fiscal year. The change in borrowings occurred as a result of mortgage loan refinancings and unsecured note sales. The average cost of borrowings was 8.68% in fiscal 2003 and 8.67% in fiscal 2002. Amortization of debt expense increased $142,000, or 15.0%, reflecting costs incurred in connection with obtaining and refinancing mortgage loans in the current and prior fiscal periods.

Depreciation expense increased $209,000, or approximately 1.1%, as a result of new income-producing assets and tenant improvements placed into service.

Advisory, management and leasing fees paid to related parties decreased $12,000, or 0.1%, in fiscal 2003. The advisory fee in fiscal 2003 was $458,000 per month compared to $475,000 per month for fiscal 2002, an aggregate decrease of $204,000. This decrease in advisory fees was partially offset by increased office management and leasing fees of $192,000.

General and administrative expense increased $544,000, or 23.9%, in fiscal 2003 principally due to the write-off of certain acquisition and development costs for projects that the Real Estate Trust has determined not to pursue.

Equity in earnings of unconsolidated entities reflected net earnings of $7.2 million in fiscal 2003 as compared to $8.8 million in fiscal 2002, a decrease of $1.6 million. Earnings from Saul Holdings Partnership and Saul Centers were lower by $414,000 in fiscal 2003 primarily due to a gain recognized on the sale of a property in fiscal 2002. Losses from other investments increased approximately $1.2 million in fiscal 2003 as a result of a write-down of a certain non-public investment accounted for under the equity method.

Impairment losses increased $810,000 in fiscal 2003 due to additional write-downs of certain non-public investments accounted for under the cost method.

On September 25, 2003 the Real Estate Trust sold a land parcel in Rockville, Maryland for $11.3 million resulting in a gain of $9.1 million. There were no property sales in fiscal 2002.

During the 2004 fiscal period the Real Estate Trust placed one of its hotel properties on the market for sale. Operational results for this property have been included in the Loss from Operations of Discontinued Real Estate Asset for fiscal 2003 and 2002 of $865,000 and $631,000, respectively.

BANKING

Overview. The Bank recorded operating income of $146.2 million for the year ended September 30, 2003, compared to operating income of $103.6 million for the year ended September 30, 2002. The improvement in income in fiscal year 2003 was primarily due to increases in servicing, securitization and mortgage banking income and deposit servicing fees. A decrease in the provision for loan losses also contributed to the increased net income. Partially offsetting the increased income were a decrease in net interest income and an increase in operating expenses.

Net Interest Income. Net interest income, before the provision for loan losses, decreased $22.1 million (or 8.3%) in fiscal year 2003 from fiscal year 2002. There was no interest income recorded during fiscal year 2003 on non-accrual assets and restructured loans. The Bank would have recorded interest income of $2.1 million in fiscal year 2003 if non-accrual assets and restructured loans had been current in accordance with their original terms. The Bank’s net interest income in future periods will continue to be adversely affected by the Bank’s non-performing assets. See “Financial Condition – Asset Quality – Non-Performing Assets.”

Interest income in fiscal year 2003 decreased $89.8 million (16.6%) from fiscal year 2002 primarily as a result of lower average yields on loans receivable, which was partially offset by increases in the average balances of loans receivable of $1.2 billion. Also contributing to the decreased income were lower average yields and lower average balances of mortgage-backed securities.

The Bank’s net interest spread decreased to 2.59% in fiscal year 2003 from 3.16% in fiscal year 2002. The average yield of interest-earning assets decreased at a rate greater than the rate of decrease in the average cost of interest-bearing liabilities. Average interest-earning assets as a percentage of average interest bearing liabilities increased to 98.8% in fiscal year 2003 compared to 95.1% in fiscal year 2002.

Interest income on loans, the largest category of interest-earning assets, decreased $51.9 million from fiscal year 2002 primarily because of lower average yields. The decreased average yield on the loan portfolio was primarily due to declines in the various indices on which interest rates on adjustable rate loans are based. The average yield on the loan portfolio decreased 145 basis points (from 6.18% to 4.73%) from fiscal year 2002. Lower average yields on single-family residential loans during fiscal year 2003 resulted in a $19.0 million (or 7.8%) decrease in interest income. A $541.9 million increase in the average balance of single-family residential loans partially offset this decrease. In addition, lower average yields and, to a lesser extent, lower average balances of automobile loans resulted in a $30.2 million (or 34.2%) decrease in interest income.

Interest income on mortgage-backed securities decreased $37.7 million (or 50.7%) primarily because of a $550.4 million reduction in average balances and, to a lesser extent, a decrease in the average interest rates on those securities (from 6.03% to 5.36%).

Interest expense on deposits decreased $63.8 million (or 44.3%) during fiscal year 2003, due to decreased average rates. The 100 basis point decrease in the average rate on deposits (from 2.15% to 1.15%) resulted from a reduction in the rates paid by the Bank in response to declines in market interest rates as well as the maturity of higher cost brokered deposits.

Interest expense on borrowings decreased $3.9 million (or 3.0%) in fiscal year 2003 compared to fiscal year 2002. The decrease resulted from lower average rates paid on securities sold under repurchase agreements and other borrowings, which, combined, resulted in a decrease of $5.1 million in interest expense. A decrease in the average interest rate on Federal Home Loan Bank advances (from 5.16% to 4.68%) also contributed to the decrease in interest expense on borrowings. Partially offsetting the decrease in interest expense on borrowings was an increase in the average balance of Federal Home Loan Bank advances of $216.2 million (or 11.6%).

Provision for Loan Losses. The Bank’s provision for loan losses decreased to $18.4 million in fiscal year 2003 from $51.4 million in fiscal year 2002. The $33.0 million decrease largely reflects improved credit quality of the loan portfolio following the Bank’s prior decisions to stop originating indirect automobile loans. See “Financial Condition-Asset Quality-Allowances for Losses.”

Other Income. Other non-interest income increased to $539.8 million in fiscal year 2003 from $488.9 million in fiscal year 2002. The $50.9 million (or 10.4%) increase resulted from an increase in servicing, securitization and mortgage banking income, an increase in deposit servicing fees and an increase in other (non-interest) income.

Servicing, securitization and mortgage banking income increased to $138.2 million in fiscal year 2003, from $96.8 million in fiscal year 2002, primarily as a result of an increase in the volume of loans securitized and sold. The Bank securitized and sold $2.6 billion of loans receivable during fiscal year 2003 compared to $1.6 billion in the prior year.

Deposit servicing fees increased $8.8 million (or 7.8%) during fiscal year 2003 primarily due to fees generated from the continued expansion of the Bank’s branch and ATM network.

Other (non-interest) income increased to $43.8 million during fiscal year 2003 from $35.8 million in fiscal year 2002. Other (non-interest) income includes a gain of $5.5 million from the sale of one REO property during fiscal year 2003.

Operating Expenses. Operating expenses for fiscal year 2003 increased $19.1 million (or 3.2%) from fiscal year 2002. The increase in operating expenses was primarily the result of a $9.7 million (or 4.8%) increase in salaries and employee benefits due to the addition of staff in the residential mortgage lending area and retail branch network. Also contributing to the increase in operating expenses was an increase in depreciation and amortization of $13.3 million during the current year due to depreciation expense on automobiles subject to lease and, to a lesser extent, the fair market value adjustment of one office building held for sale.